FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer
for the months of December 2001 and January 2002

Rio Tinto plc
(name of registrant)

6 St James's Square
London SW1Y 4LD, England
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer
for the months of December 2001 and January 2002

Rio Tinto Limited
(name of registrant)

55 Collins Street
Melbourne, Victoria, Australia
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RIO TINTO PLC, and
RIO TINTO LIMITED

Note: The press releases attached are in the name of Rio Tinto plc. However, as a consequence of the Dual Listed Companies Merger in December 1995 both Rio Tinto plc and Rio Tinto Limited issue similar press releases in their separate names.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RIO TINTO plc
(Registrant)

Dated : 1 February 2002

....

(Name) R P Dowding
(Title) Assistant Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RIO TINTO LIMITED
(Registrant)

Dated : 1 February 2002

Arnold V Lawless
....

(Name) A V Lawless
(Title) **Assistant Secretary**

...........News release...

RIO TINTO

Release time Immediate

Date 5 December 2001

PR227g

Rio Tinto Directors

Rio Tinto announces that Mr Guy Elliott will become an executive director of Rio Tinto plc and Rio Tinto Limited with effect from 1 January 2002.

Mr Elliott will succeed Mr Chris Bull as finance director when Mr Bull retires from the boards of Rio Tinto plc and Rio Tinto Limited at the conclusion of the AGM of Rio Tinto Limited on 18 April 2002.

Committee Membership

Mr Paul Skinner, who became a non executive director of Rio Tinto plc and Rio Tinto Limited on 1 December 2001, was today appointed to the Companies' Audit committee and Committee on social and environmental accountability.

For further information, please contact:

LONDON
Media Relations
John Hughes
+ 44 (0) 20 7753 2331
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
Jonathan Murrin
+ 44 (0) 20 7753 2326

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Notes to editors

Mr Elliott joined Rio Tinto in 1980. He has held a variety of marketing, planning and development positions in the company, most recently as Head of Business Evaluation. From 1996 to 1999 he was President of Rio Tinto Brasil. He is a graduate of Oxford and of INSEAD.

Mr Bull was appointed finance director of Rio Tinto plc in 1991 and a director of Rio Tinto Limited in 1995. He joined Rio Tinto from BTR plc, where he was also finance director.

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

...........News release...

RIO TINTO

Release time Immediate Date 20 December 2001

PR228g

Coal & Allied sells Ravensworth and Narama coal interests

Rio Tinto's 73 per cent owned Coal & Allied Industries Limited has reached agreement to sell the Ravensworth/ Narama thermal coal complex to ENEX Resources Limited, a wholly owned subsidiary of Glencore International AG, for $US64 million in cash.

The Ravensworth/Narama complex, located in the Hunter Valley in New South Wales, includes the Ravensworth East operation, Ravensworth West mining tenements, and Coal & Allied's 50% share of the Narama operation. ENEX Resources will also purchase land owned by Coal & Allied overlying the Ravensworth West mining tenements.

The sale is subject to a number of conditions including regulatory approvals and customer consent to the transfer of coal supply contracts.

Coal & Allied acquired these assets in January 2001 as part of its acquisition of the Peabody Group's Australian coal assets.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

..........News release...

RIO TINTO

Release time Immediate   Date 20 December 2001

PR229g

Hamersley Iron forges Joint Venture with China's Baosteel

Hamersley Iron (Rio Tinto 100%) has reached agreement in Shanghai today with China's largest steel maker, Shanghai Baosteel Group Corporation (Baosteel), to form an unincorporated iron ore joint venture operation in Western Australia.

Under the agreement, Hamersley will supply Baosteel with 200 million tonnes of products, averaging ten million tonnes of ore per year over the 20-year life of the joint venture. Hamersley will hold a 54% equity share with the remaining 46% held by Baosteel.

Initial capital outlay by the joint venture will be A$124 million (US$64 million) to develop a new mine, 10 kilometres east of the Paraburdoo mine in the Pilbara region of Western Australia.

Mr Chris Renwick, Chairman of Hamersley Iron, said, "The joint venture with Baosteel continues Hamersley's tradition of working in partnership with major Chinese customers for the mutual benefit of both sides. We are delighted to have secured this agreement in the fastest growing market for imported iron ore. The joint venture will consolidate Hamersley's position as the leading supplier of iron ore to China."

Implementation of the agreement is subject to various approvals including FIRB and the Western Australian Government.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
+ 44 (0) 7730 418 385 (mobile)
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401
+ 44 (0) 7711 596 570 (mobile)

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620

Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

...........*News release...*

RIO TINTO

Release time Immediate Date 10 January 2002

PR230g

Capper Pass Claims Review Scheme – Open to receive claims

Rio Tinto is pleased to announce that the Capper Pass Claims Review Scheme will be open to receive personal injury claims related to the former Humberside tin smelting works from 10 January 2002.

The Claims Review Scheme is a voluntary scheme established by Rio Tinto, the former parent company of Capper Pass & Son Limited, and is designed to determine fairly and impartially the merits of claims submitted under the rules.

Following a 10-month period of consultation with interested parties, and in particular with Towells Solicitors who currently represent all known potential claimants, the composition of the independent Review Board under the chairmanship of Sir Philip Otton has been finalised, the City Disputes Panel has been appointed as Scheme Administrator and the Scheme rules have been finalised.

Sir Philip Otton, his technical colleagues on the Review Board and the Scheme Administrator will address a public meeting in Hull on 29 January to explain the workings of the Scheme. Further details on the timing and venue of this meeting will be announced shortly.

To receive compensation under the Scheme, eligible claimants will need to satisfy the Review Board that, on the balance of probabilities, the Capper Pass operations during the period of Rio Tinto's ownership (November 1967-July 1995) caused or materially contributed to any alleged illness or death.

Notes to Editors

Capper Pass & Son Ltd operated a tin smelter in East Yorkshire in the UK, processing both primary and complex secondary tin bearing materials. Rio Tinto acquired the company in 1967 and the plant was closed down for economic reasons in 1991. The site was then remediated and the company sold by Rio Tinto in 1995.

Since 1997, repeated personal injury allegations have been made related to the former Capper Pass tin smelting works. Despite the considerable time that has elapsed since then, no relevant legal actions have been filed.

In June 2000, Rio Tinto proposed the establishment of an independent claims review scheme to resolve these allegations. Rio Tinto is unaware of any evidence that establishes a causal link between the operation and ill health. In establishing the Scheme, Rio Tinto is not admitting legal liability.

In March 2001, Rio Tinto invited interested parties to comment on the proposed rules for the Scheme and the details of the proposed independent Review Board.

The composition of the independent Review Board was finalised in July 2001.The Board will be chaired by Sir Philip Otton, who recently retired from the Court of Appeal and is currently the Chairman of the Royal Brompton & Harefield Hospital NHS Trust. He will be assisted by three independent technical experts:

- Professor David Coggon who is Professor of Occupational and Environmental Medicine at the MRC Environmental Epidemiology Unit at the University of Southampton
- Professor Malcolm Harrington who recently retired from the position of Professor of Occupational Health from the University of Birmingham
- Professor Anthony Newman Taylor who is Consultant Physician, Medical Director and Director of Research at the Royal Brompton Hospital and Professor of Occupational & Environmental Medicine at the University of London.

The Scheme Administrator, City Disputes Panel, is an independent dispute resolution body located at the International Dispute Resolution Centre in Chancery Lane, London. Its duties are primarily to assist the members of the Review Board with the administration of the Scheme.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305 (office)
+ 44 (0) 7730 418385 (mobile)

Website: www.riotinto.com

RIO TINTO

Release time Immediate   Date 17 January 2002

PR231g

Rio Tinto's successful bid expands Jacobs Ranch coal reserves

Rio Tinto's wholly owned US subsidiary, Kennecott Energy Company, has expanded its Jacobs Ranch coal reserves in the Powder River Basin of Wyoming, USA, following a successful bid of 70.6 cents per ton or $379.5 million for the North Jacobs Ranch tract.

The North Jacobs Ranch tract contains 537.5 million tons of premium in-situ coal reserves, comprising 515 million recoverable tons. The reserves will extend the life of Kennecott Energy's Jacobs Ranch thermal coal mine from five to twenty-three years at current production levels and will result in operational efficiencies and expanded production.

Rio Tinto Energy Chief Executive, Mr Greg Boyce, said, "The North Jacobs Ranch tract underpins the longer-term future of the Jacobs Ranch mine, which we bought in 1998 as a highly productive, low sulphur operation.

"This acquisition will further enhance Kennecott Energy's ability to meet the growing demand for low sulphur, Powder River Basin coal. The acquisition gives the mine the ability to increase capacity up to approximately 40 million tons, in line with market demand, while utilizing the existing infrastructure," Mr Boyce said.

The Jacobs Ranch mine is permitted to produce up to 50 million tons per year and currently produces approximately 29 million tons of low sulphur compliant coal per year for the US electricity market. This additional reserve base increases Kennecott Energy's share of 8800 Btu coal, which is currently experiencing the fastest demand growth of all Powder River Basin coal types, to 1.02 billion tons.

The Jacobs Ranch mine is located roughly 80 kilometres southeast of Gillette in Wyoming.

Note: One short ton is equivalent to 0.907185 metric tonnes.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305

Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620

Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

............News release...

RIO TINTO

Release time Immediate   Date 23 January 2002

PR232q

Rio Tinto Quarterly Production Report
For the Quarter Ending 31 December 2001

- Iron ore production in 2001 was 25% higher than in 2000. Hamersley established a new production record of 69.9 million tonnes, exceeding 2000 by 6%. Total iron ore shipments remained robust in the fourth quarter of 2001, only marginally lower than the same period in 2000.
- Coal production in 2001 was 13% higher than in 2000. US coal production was 6% higher, with strong fourth quarter production at 28.3 million tonnes. Australian coal production was 44% higher resulting from the coal mines acquired in the last quarter of 2000 and the first quarter of 2001.
- Mined copper production in 2001 was marginally higher than in 2000. Fourth quarter 2001 production, compared with the equivalent period in 2000, was adversely affected by the closure of the North Concentrator at Kennecott and the decision in November 2001 to reduce production at Escondida. Lower grade reduced production at Grasberg.
- Mined gold production was 31% higher in 2001 than in 2000, due to higher grades at a number of operations and the increased capacity acquired with North.
- Aluminium production in 2001 was 11% higher than in 2000. Fourth quarter 2001 production improved, primarily due to operating efficiencies at the Boyne Island smelter.
- Diamond production in 2001 was 52% higher than in 2000, reflecting the acquisition of Ashton in late 2000. Production in the fourth quarter of 2001 continued to benefit from mining in a higher grade area of the Argyle pit.
- Titanium feedstock production in 2001 was 4% higher and borates production 5% lower than in 2000.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR		% CHANGE		
		2000 Q4	2001 Q3	2001 Q4	2000	2001	Q4 01 vs Q3 01	Q4 01 vs Q4 00	2001 vs 2000
Principal Commodities									
Aluminium	('000 t)	194.7	191.7	**196.3**	692.3	**765.6**	2%	1%	11%
Borates	('000 t)	149	142	**134**	590	**564**	-6%	-10%	-5%
Coal	('000 t)	*35,193*	36,839	**38,648**	*131,510*	**148,930**	5%	10%	13%
Copper - mined	('000 t)	264.0	222.7	**205.7**	895.6	**904.1**	-8%	-22%	1%
Copper - refined	('000 t)	106.3	75.5	**100.4**	392.0	**361.2**	33%	-6%	-8%
Diamonds	('000 cts)	4,694	8,045	**7,950**	17,205	**26,100**	-1%	69%	52%
Gold - mined	('000 ozs)	836	906	**830**	2,730	**3,577**	-8%	-1%	31%
Gold - refined	('000 ozs)	121	88	**112**	413	**389**	27%	-7%	-6%
Iron ore	('000 t)	23,159	24,212	**23,462**	72,453	**90,566**	-3%	1%	25%
Titanium dioxide feedstock	('000 t)	368	359	**341**	1,368	**1,427**	-5%	-7%	4%
Other Metals & Minerals									
Alumina	('000 t)	436	435	**519**	1,530	**1,761**	19%	19%	15%
Bauxite	('000 t)	3,111	2,855	**2,968**	11,005	**11,795**	4%	-5%	7%
Lead - mined	('000 t)	10.0	9.5	**9.8**	24.7	**38.8**	3%	-3%	57%
Molybdenum	('000 t)	2.3	1.5	**1.6**	10.1	**8.1**	5%	-31%	-20%
Nickel in matte	(tonnes)	2,674	2,989	**1,984**	8,738	**10,170**	-34%	-26%	16%
Nickel - refined	(tonnes)	927	992	**892**	3,887	**3,719**	-10%	-4%	-4%
Salt	('000 t)	711	1,007	**1,322**	2,987	**4,248**	31%	86%	42%
Silver - mined	('000 ozs)	3,994	*4,179*	**4,272**	14,428	**17,703**	2%	7%	23%
Silver - refined	('000 ozs)	821	626	**765**	3,218	**2,882**	22%	-7%	-10%
Talc	('000 t)	302	311	**315**	1,260	**1,267**	1%	5%	1%
Tin	(tonnes)	39	192	**72**	611	**588**	-63%	83%	-4%
Uranium	(tonnes)	1,418	1,087	**1,252**	3,446	**4,705**	15%	-12%	37%
Zinc - mined	('000 t)	28.8	25.7	**27.1**	74.2	**102.5**	5%	-6%	38%
Zinc - refined	('000 t)	17.3	-	**-**	69.2	**20.4**	-	-	-

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
The figures shown for production are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

RIO TINTO SHARE OF PRODUCTION

	Interest	Coal type	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
ALUMINA									
Production ('000 tonnes)									
Eurallumina (a)	56%		146	137	142	127	**151**	512	**557**
Queensland Alumina (a) (b)	39%		290	257	271	308	**368**	1,017	**1,204**
Rio Tinto total alumina production			436	394	413	435	**519**	1,530	**1,761**
ALUMINIUM									
Refined production ('000 tonnes)									
Anglesey	51%		19.5	18.0	18.2	17.4	**17.5**	73.3	**71.0**
Bell Bay (a)	100%		40.9	39.3	39.8	41.3	**40.4**	140.8	**160.8**
Boyne Island (a)	54%		68.9	66.2	67.3	70.6	**73.4**	245.4	**277.5**
Tiwai Point (a)	79%		65.4	64.4	64.4	62.4	**65.0**	232.8	**256.2**
Rio Tinto total aluminium production			194.7	188.0	189.7	191.7	**196.3**	692.3	**765.6**
BAUXITE									
Production ('000 tonnes)									
Boké (a)	4%		119	119	120	175	**55**	499	**469**
Weipa (a)	100%		2,992	2,913	2,820	2,680	**2,913**	10,507	**11,326**
Rio Tinto total bauxite production			3,111	3,032	2,940	2,855	**2,968**	11,005	**11,795**
BORATES									
Borates ('000 tonnes B_2O_3 content)									
Rio Tinto total borate production	100%		149	148	139	142	**134**	590	**564**
COAL									
Australian coal operations ('000 tonnes)									
Coal & Allied Industries (c)									
Bengalla (d)	29%	S	-	269	414	312	**423**	-	**1,418**
Hunter Valley Operations (e)	73%	S	1,095	1,067	1,031	1,914	**1,933**	4,084	**5,945**
	73%	M	394	888	705	687	**633**	2,001	**2,913**
Mount Thorley Operations	58%	S	371	283	341	373	**376**	1,224	**1,373**
	58%	M	333	226	313	403	**313**	1,259	**1,255**
Moura (d)	40%	S	-	145	330	208	**184**	-	**867**
	40%	M	-	261	290	282	**247**	-	**1,080**
Narama (d)	36%	S	-	142	280	205	**162**	-	**789**
Ravensworth East (d)	73%	S	-	126	357	281	**332**	-	**1,096**
Warkworth (d)	40%	S	-	388	635	584	**463**	-	**2,070**
	40%	M	-	68	76	21	**57**	-	**221**
Pacific Coal:									
Blair Athol Coal	71%	S	2,406	2,160	2,057	2,000	**1,329**	7,864	**7,546**
Kestrel Coal	80%	S	226	179	250	348	**185**	904	**962**
	80%	M	381	327	468	572	**287**	1,733	**1,654**
Tarong Coal	100%	S	1,273	1,293	1,396	1,253	**1,333**	*4,847*	**5,276**
Total Australian coal			6,480	7,822	8,942	9,443	**8,256**	*23,917*	**34,464**
Indonesian coal operations ('000 tonnes)									
Kaltim Prima Coal (f)	50%	S	2,249	1,619	1,869	2,263	**2,055**	6,568	**7,806**
US coal operations ('000 tonnes)									
Kennecott Energy									
Antelope	100%	S	5,240	5,426	5,355	5,525	**6,038**	20,837	**22,344**
Colowyo (g)	100%	S	1,030	1,276	1,334	1,350	**1,271**	4,691	**5,231**
Cordero Rojo	100%	S	9,917	9,702	9,621	9,676	**10,453**	35,038	**39,452**
Decker	50%	S	1,105	1,155	975	993	**1,133**	4,529	**4,255**
Jacobs Ranch	100%	S	6,635	7,003	7,138	5,404	**7,067**	25,678	**26,612**
Spring Creek	100%	S	2,538	1,845	2,362	2,185	**2,375**	10,253	**8,767**
Total US coal			26,465	26,407	26,785	25,133	**28,337**	101,026	**106,661**
Rio Tinto total coal production			35,193	35,848	37,595	36,839	**38,648**	*131,510*	**148,930**

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
COPPER								
Mine production ('000 tonnes)								
Alumbrera (h)	25%	10.3	11.2	12.4	12.0	**12.3**	15.3	**47.9**
Bingham Canyon	100%	81.4	80.0	92.4	73.1	**67.2**	295.7	**312.7**
Escondida	30%	71.9	64.1	55.9	59.2	**53.2**	273.5	**232.4**
Grasberg - FCX (i)	14%	27.7	25.3	24.1	22.9	**21.2**	87.0	**93.5**
Grasberg - Joint Venture (i)	40%	44.3	27.1	25.1	23.0	**19.1**	116.8	**94.4**
Neves Corvo	49%	5.7	11.2	10.6	8.4	**10.5**	37.4	**40.6**
Northparkes (h)	80%	10.0	10.9	10.7	11.4	**11.0**	15.2	**44.1**
Palabora (j)	49%	12.7	8.2	6.4	12.5	**11.2**	54.7	**38.4**
Rio Tinto total mine production		264.0	238.1	237.6	222.7	**205.7**	895.6	**904.1**
Refined production ('000 tonnes)								
Atlantic Copper (i)	17%	9.8	10.1	7.8	10.5	**10.7**	40.1	**39.1**
Escondida	30%	10.7	10.9	11.5	11.4	**11.4**	42.1	**45.3**
Kennecott Utah Copper	100%	71.9	67.0	56.3	43.7	**67.3**	268.7	**234.3**
Palabora	49%	14.0	12.4	9.2	9.9	**11.0**	41.1	**42.5**
Rio Tinto total refined production		106.3	100.5	84.8	75.5	**100.4**	392.0	**361.2**

At the end of the periods, the Group had provisionally priced sales of copper in concentrates and intermediate product as follows:

	Interest	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Million lbs of payable copper								
Alumbrera (h)	25%	13	20	29	27	**24**	13	**24**
Escondida	30%	110	126	141	121	**110**	110	**110**
Grasberg (i)	14%	65	50	54	44	**40**	65	**40**
Kennecott Utah Copper	100%	37	20	10	0	**0**	37	**0**
Neves Corvo	49%	8	13	25	12	**5**	8	**5**
Northparkes (h)	80%	15	13	29	19	**19**	15	**19**
Rio Tinto total		248	241	289	223	**198**	248	**198**
Priced at US c/lb average		83	77	72	65	**67**	83	**67**
DIAMONDS								
Production ('000 carats)								
Argyle (k)	99.8%	4,657	5,072	5,012	8,032	**7,929**	17,168	**26,045**
Others (k)	-	37	15	7	13	**20**	37	**55**
Rio Tinto total diamond production		4,694	5,086	5,019	8,045	**7,950**	17,205	**26,100**
GOLD								
Mine production ('000 ounces)								
Alumbrera (h)	25%	33	34	44	44	**47**	52	**168**
Barneys Canyon	100%	48	37	30	32	**41**	153	**140**
Bingham Canyon	100%	121	151	179	142	**120**	529	**592**
Cortez/Pipeline	40%	118	118	122	118	**118**	404	**475**
Escondida	30%	9	7	7	7	**8**	39	**30**
Grasberg - FCX (i)	14%	100	108	111	99	**70**	261	**388**
Grasberg - Joint Venture (i)	40%	190	222	238	220	**199**	478	**880**
Greens Creek	70%	15	16	15	15	**15**	58	**62**
Kelian	90%	88	94	86	117	**110**	304	**408**
Lihir (l)	16%	31	30	26	29	**20**	99	**105**
Morro do Ouro	51%	29	24	23	23	**24**	117	**95**
Northparkes (h)	80%	4	7	10	7	**9**	6	**33**
Peak	100%	26	20	29	28	**25**	130	**101**
Rawhide	51%	12	13	14	13	**12**	53	**52**
Rio Tinto Zimbabwe	56%	10	11	10	9	**8**	39	**38**
Others	-	2	3	2	2	**3**	7	**10**
Rio Tinto total mine production		836	895	945	906	**830**	2,730	**3,577**
Refined production ('000 ounces)								
Kennecott Utah Copper	100%	121	102	87	88	**112**	413	**389**

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
IRON ORE								
Production ('000 tonnes)								
Channar	60%	1,687	1,472	1,630	1,622	**1,929**	6,361	**6,653**
Corumbá	100%	178	156	116	206	**164**	778	**642**
Hamersley	100%	14,857	13,579	14,352	15,748	**15,149**	55,095	**58,828**
Iron Ore Company of Canada (h)(m)	56%	2,222	1,874	2,426	2,028	**1,841**	3,442	**8,169**
Robe River (h)	53%	4,216	3,594	3,694	4,607	**4,379**	6,776	**16,274**
Rio Tinto total mine production		23,159	20,674	22,218	24,212	**23,462**	72,453	**90,566**
LEAD								
Mine production ('000 tonnes)								
Greens Creek	70%	3.4	3.6	3.4	3.7	**3.7**	14.2	**14.3**
Zinkgruvan (h)	100%	6.6	5.7	6.9	5.8	**6.1**	10.5	**24.5**
Rio Tinto total mine production		10.0	9.3	10.3	9.5	**9.8**	24.7	**38.8**
MOLYBDENUM								
Mine production ('000 tonnes)								
Bingham Canyon	100%	2.3	2.8	2.2	1.5	**1.6**	10.1	**8.1**
NICKEL								
Nickel in matte (tonnes)								
Fortaleza	100%	2,674	2,710	2,487	2,989	**1,984**	8,738	**10,170**
Toll refined metal production (tonnes)								
Rio Tinto Zimbabwe - Empress	56%	927	910	925	992	**892**	3,887	**3,719**
SALT								
Production ('000 tonnes)								
Dampier	65%	711	899	1,020	1,007	**1,322**	2,987	**4,248**
SILVER								
Mine production ('000 ounces)								
Bingham Canyon	100%	1,005	1,029	1,328	1,076	**1,042**	3,939	**4,475**
Escondida	30%	231	255	266	227	**212**	985	**959**
Grasberg - FCX (i)	14%	205	213	183	162	**141**	615	**700**
Grasberg - Joint Venture (i)	40%	208	76	193	178	**193**	378	**641**
Greens Creek	70%	1,567	2,285	1,795	1,814	**1,809**	6,494	**7,703**
Zinkgruvan (h)	100%	431	347	396	326	**427**	702	**1,496**
Others	-	349	*429*	*456*	*396*	**448**	1,316	**1,729**
Rio Tinto total mine production		3,994	*4,634*	*4,618*	*4,179*	**4,272**	14,428	**17,703**
Refined production ('000 ounces)								
Kennecott Utah Copper	100%	821	657	834	626	**765**	3,218	**2,882**
TALC								
Production ('000 tonnes)								
Luzenac Group	99.9%	302	322	318	311	**315**	1,260	**1,267**
TIN								
Mine production (tonnes)								
Neves Corvo	49%	39	115	210	192	**72**	611	**588**
TITANIUM DIOXIDE FEEDSTOCK								
Production ('000 tonnes)								
Rio Tinto Iron & Titanium	100%	368	356	371	359	**341**	1,368	**1,427**

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets. The nickel in matte production reflects the contained tonnage of nickel.

See footnotes on page 6.

RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
URANIUM								
Production (tonnes U_3O_8)								
Energy Resources of Australia (h)	68%	832	903	648	540	**790**	1,207	**2,880**
Palabora	49%	13	6	5	4	**-**	45	**15**
Rössing	69%	573	497	308	544	**462**	2,195	**1,811**
Rio Tinto total uranium production		1,418	1,405	960	1,087	**1,252**	3,446	**4,705**
ZINC								
Mine production ('000 tonnes)								
Greens Creek	70%	10.1	10.0	9.7	10.6	**10.5**	42.7	**40.7**
Zinkgruvan (h)	100%	18.7	15.3	14.8	15.1	**16.6**	31.5	**61.8**
Rio Tinto total mine production		28.8	25.3	24.5	25.7	**27.1**	74.2	**102.5**
Refined production ('000 tonnes)								
Norzink (n)	0%	17.3	18.2	2.3	-	**-**	69.2	**20.4**

(a) During 2000, Rio Tinto acquired all the outstanding shares in Comalco.

(b) Comalco increased its holding in Queensland Alumina Limited from 30.3% to 38.6%, with effect from 31 August 2001.

(c) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.88% to 72.71%.

(d) Coal & Allied has purchased the Australian subsidiaries of the Peabody Group. Production data are shown from 29 January 2001 the effective date of acquisition. Effective on the same date, Coal & Allied acquired an additional 11.8% interest in the Warkworth mine, increasing its interest to 55.57%.

(e) Production from the Lemington mine, acquired by Coal & Allied with effect from 20 December 2000, is included with Hunter Valley Operations.

(f) Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.

(g) Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(h) Rio Tinto's share of production from the assets owned by North Limited is shown with effect from 11 August 2000, the effective date of the acquisition.

(i) Rio Tinto's initial interests in the Grasberg mine and in the Atlantic Copper smelter were acquired in 1995 by virtue of an acquisition of shares in Freeport-McMoRan Copper & Gold (FCX). As a result of FCX share buy-backs, Rio Tinto's interest in FCX has changed and, as of 31 December 2001, Rio Tinto had, by virtue of its FCX shareholding, a 14.3% share in Grasberg and a 16.6% share in Atlantic Copper. Under the Joint Venture agreement with FCX, Rio Tinto is entitled to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities. The additional entitlement is shown separately in the above tables.

(j) Rio Tinto increased its holding in Palabora from 46.5% to 48.6% during November 2000; it acquired a further 0.7% in July 2001.

(k) On 10 November 2000, Rio Tinto acquired control of Ashton Mining and, as of 17 January 2001, owned 100%. As a result of this purchase, with effect from 10 November 2000, Rio Tinto's effective interest in Argyle Diamonds increased from 59.7% to 99.8%. Shown separately is Rio Tinto's share of production from Ashton's diamond interests apart from Argyle.

(l) Effective 14 February 2000, Rio Tinto's interest in Lihir decreased from 17.15% to 16.3% following a merger under a scheme of arrangement with Niugini Mining.

(m) Rio Tinto acquired 20.3% of the Labrador Iron Ore Royalty Income Fund during the first half of 2001. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(n) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
ALUMINIUM							
Anglesey Aluminium							
Total production at Anglesey Aluminium (Rio Tinto 51%) in the UK.							
(100% basis)							
Aluminium hot metal production ('000 tonnes)	38.2	35.3	35.7	34.0	**34.2**	143.8	**139.3**

Comalco *(a)*

Total production at Comalco operations; Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6% *(b)*) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 54.2%) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Weipa mine, Queensland							
Beneficiated bauxite production ('000 tonnes)	2,992	2,913	2,820	2,680	**2,913**	11,767	**11,326**
Metal grade bauxite shipments ('000 tonnes)	2,965	2,841	2,658	2,678	**2,831**	11,518	**11,008**
Calcined bauxite production ('000 tonnes)	29	33	41	49	**23**	129	**146**
Boké mine							
Bauxite production ('000 tonnes)	2,624	*3,168*	*2,983*	*3,046*	**2,790**	12,677	**11,987**
Eurallumina SpA, Sardinia							
Alumina production ('000 tonnes)	260	244	254	226	**269**	1,022	**993**
Queensland Alumina Limited, Queensland							
Alumina production ('000 tonnes)	956	847	894	930	**953**	3,762	**3,624**
Bell Bay, Tasmania							
Primary aluminium production ('000 tonnes)	40.9	39.3	39.8	41.3	**40.4**	157.4	**160.8**
Boyne Island, Queensland							
Primary aluminium production ('000 tonnes)	126.3	122.5	125.2	129.7	**131.5**	505.1	**508.9**
Tiwai Point							
Primary aluminium production ('000 tonnes)	82.2	81.0	81.4	78.7	**81.2**	328.4	**322.3**
Sales of aluminium attributable to Comalco ('000 tonnes)	191.2	155.1	183.5	185.8	**165.4**	701.0	**689.9**

(a) During 2000, Rio Tinto acquired all the shares in Comalco and now owns 100%.
(b) Comalco increased its shareholding in Queensland Alumina Limited from 30.3% to 38.6% with effect from 31 August 2001.

Weipa production returned to a more normal level in the fourth quarter of 2001 following limited equipment availability during the third quarter of 2001. Only one Boké shipment occurred during the fourth quarter.
Total alumina production in the fourth quarter of 2001 improved compared with the third quarter of 2001. Production restrictions and unscheduled maintenance at the two refineries resulted in lower than anticipated production in the first nine months of 2001.
Production at the Boyne Island smelter increased compared with the first three quarters of 2001 due to improved cell power efficiency and increased amperage. Production increased in the fourth quarter of 2001 at the Tiwai Point smelter following the restart of some cells previously taken off line due to limited power supply as a result of drought conditions.
Aluminium sales in the fourth quarter of 2001 declined compared with the third quarter due to inventory build up, particularly in the US, and the timing of shipments.

BORATES

Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Borates ('000 tonnes) *(a)*	149	148	139	142	**134**	590	**564**

(a) Production is expressed as B_2O_3 content.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
COAL							

Coal & Allied Industries Limited *(a)*

Total production and sales from the Bengalla mine (Rio Tinto 29% *(a)*); Hunter Valley Operations (Rio Tinto 73% *(a)*); the Mount Thorley Operations (Rio Tinto 58% *(a)*); the Narama mine (Rio Tinto 36% *(a)*); the Ravensworth East mine (Rio Tinto 73% *(a)*) and the Warkworth mine (Rio Tinto 40% *(a)(b)*), all in New South Wales, and the Moura mine (Rio Tinto 40% *(a)*) in Queensland, Australia.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Bengalla mine *(b)*							
Thermal coal production ('000 tonnes)	-	944	1,423	1,073	**1,454**	-	**4,894**
Hunter Valley Operations *(d)*							
Thermal coal production ('000 tonnes)	1,545	1,500	1,418	2,632	**2,659**	5,762	**8,209**
Semi-soft coking coal production ('000 tonnes)	556	1,248	970	945	**871**	2,823	**4,034**
Mount Thorley Operations							
Thermal coal production ('000 tonnes)	656	497	588	643	**648**	2,164	**2,376**
Semi-soft coking coal production ('000 tonnes)	588	397	540	694	**540**	2,225	**2,171**
Moura mine *(b) (c)*							
Thermal coal production ('000 tonnes)	-	370	825	521	**459**	-	**2,175**
Semi-soft coking coal production ('000 tonnes)	-	643	722	472	**438**	-	**2,275**
Coking coal production ('000 tonnes)	-	22	3	234	**179**	-	**438**
Narama mine *(b) (c)*							
Thermal coal production ('000 tonnes)	-	399	769	564	**445**	-	**2,177**
Ravensworth East mine *(b) (c)*							
Thermal coal production ('000 tonnes)	-	177	491	386	**457**	-	**1,511**
Warkworth mine *(b)*							
Thermal coal production ('000 tonnes)	-	979	1,571	1,446	**1,145**	-	**5,141**
Semi-soft coking coal production ('000 tonnes)	-	172	187	51	**140**	-	**550**
Total Coal & Allied							
Total coal production ('000 tonnes)	3,345	7,348	9,507	9,661	**9,435**	12,974	**35,951**
Total sales ('000 tonnes) *(e)*	2,989	7,694	9,507	9,009	**9,503**	13,152	**35,713**

(a) During March 2001, Rio Tinto increased its stake in Coal & Allied from 70.88% to 72.71%.
(b) Coal & Allied purchased the Australian subsidiaries (see note (c)) of the Peabody Group effective 29 January 2001. Effective on the same date Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
(c) On 20 November 2001, Coal & Allied announced that a formal process for the sale of its share of Moura had commenced. An agreement to sell Coal & Allied's share of Narama and Ravensworth, subject to certain conditions, was announced on 20 December 2001.
(d) Hunter Valley Operations consist of the merged Howick and Hunter Valley mines, plus the Lemington mine acquired with effect from 20 December 2000.
(e) Sales relate only to coal mined by the operations and exclude traded coal.

Coal production for Hunter Valley Operations increased in the second half of 2001 compared with the first half of 2001 due to improved overburden removal and increasing washery availability as a result of operating plants seven days a week. The increased coal production at Hunter Valley Operations for the 2001 year is due to the acquisition of the Lemington mine in December 2000.
Coal production at the Warkworth mine in the fourth quarter of 2001 was affected by dragline and preparation plant maintenance.
First quarter 2001 figures for Moura, Warkworth, Ravensworth East, Narama and Bengalla are taken from the date of acquisition and reflect two months of ownership.

Kaltim Prima Coal

Total production and shipments from Kaltim Prima Coal (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (f) on page 6).

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Thermal coal:							
Production ('000 tonnes)	4,497	3,238	3,737	4,526	**4,110**	13,135	**15,611**
Shipments ('000 tonnes)	5,227	3,309	3,622	4,205	**4,505**	13,254	**15,641**

Production in the fourth quarter of 2001 was affected by a two week strike by one of KPC's mining contractors and by wet weather.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Cordero Rojo (Rio Tinto 100%) in Wyoming; Jacobs Ranch (Rio Tinto 100%) in Wyoming; Spring Creek (Rio Tinto 100%) in Montana; Decker (Rio Tinto 50%) in Montana and Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (g) on page 6).

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Antelope mine							
Thermal coal production ('000 tonnes)	5,240	5,426	5,355	5,525	**6,038**	20,837	**22,344**
Colowyo mine							
Thermal coal production ('000 tonnes)	1,030	1,276	1,334	1,350	**1,271**	4,691	**5,231**
Cordero Rojo mine							
Thermal coal production ('000 tonnes)	9,917	9,702	9,621	9,676	**10,453**	35,038	**39,452**
Decker mine							
Thermal coal production ('000 tonnes)	2,210	2,310	1,949	1,985	**2,266**	9,057	**8,510**
Jacobs Ranch mine							
Thermal coal production ('000 tonnes)	6,635	7,003	7,138	5,404	**7,067**	25,678	**26,612**
Spring Creek mine							
Thermal coal production ('000 tonnes)	2,538	1,845	2,362	2,185	**2,375**	10,253	**8,767**
Total Kennecott Energy							
Total coal production ('000 tonnes)	27,570	27,562	27,759	26,125	**29,470**	105,554	**110,916**

Production for the fourth quarter of 2001 was 7% higher than in the same period of 2000. Mild weather and the continued economic slowdown resulted in softening of the coal market in the second half of the year. In addition, production was adversely affected by lower equipment availability at the Jacobs Ranch mine. Full year coal production was 5% higher than for 2000.

Pacific Coal

Total production and sales from the Blair Athol Coal mine (Rio Tinto 71.2%), the Kestrel Coal mine (Rio Tinto 80%) and the Tarong Coal mine (Rio Tinto 100%) all in Queensland, Australia.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Blair Athol Coal mine							
Thermal coal:							
Production ('000 tonnes)	3,378	3,032	2,887	2,808	**1,865**	11,040	**10,592**
Sales ('000 tonnes)	3,045	2,926	3,151	2,419	**1,814**	10,964	**10,310**
Kestrel Coal mine							
Thermal coal:							
Production ('000 tonnes)	283	224	312	435	**231**	1,130	**1,202**
Sales ('000 tonnes)	146	212	105	104	**225**	685	**645**
Coking coal:							
Production ('000 tonnes)	476	409	585	715	**359**	2,167	**2,068**
Sales ('000 tonnes)	494	314	535	483	**312**	2,151	**1,644**
Semi-hard coking coal:*(a)*							
Sales ('000 tonnes)	192	162	238	378	**457**	840	**1,235**
Tarong Coal mine							
Thermal coal:							
Production ('000 tonnes)	1,273	1,293	1,396	1,253	**1,333**	*4,847*	**5,276**
Sales ('000 tonnes)	1,273	1,310	1,300	1,236	**1,474**	*4,847*	**5,321**
Total Pacific Coal							
Total coal production ('000 tonnes)	5,410	4,958	5,181	5,211	**3,788**	*19,183*	**19,138**

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Blair Athol production and sales were lower in 2001 than 2000 due to train derailments, which occurred in the third quarter of 2001, combined with port and rail capacity restrictions in the fourth quarter of 2001.
Production for the fourth quarter 2001 at Kestrel was lower compared with the second and third quarters due to lower yield in the new panel and to conveyor belt problems.
Tarong production and sales were higher in the fourth quarter of 2001 due to greater electricity demand and unit shutdowns at other power stations.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
COPPER & GOLD							

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 25% *(a)*) in Argentina.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
(100% basis)							
Ore treated ('000 tonnes)	7,102	7,041	7,483	7,515	**7,142**	10,839	**29,181**
Average ore grades:							
Copper (%)	0.64	0.71	0.74	0.71	**0.74**	0.62	**0.72**
Gold (g/t)	0.7	0.8	1.0	1.0	**1.1**	0.8	**1.0**
Concentrates produced ('000 tonnes)	148.1	160.4	177.3	174.5	**178.3**	220.3	**690.5**
Copper in concentrates:							
Production ('000 tonnes)	41.1	44.7	49.6	48.1	**49.2**	61.1	**191.6**
Sales ('000 tonnes)	33.4	37.9	57.0	39.3	**53.6**	50.9	**187.8**
Production of gold in concentrates ('000 ounces)	125	127	166	166	**178**	196	**637**
Production of gold in doré ('000 ounces)	8	7	9	9	**10**	12	**36**
Total gold sales ('000 ounces)	115	118	193	146	**200**	180	**657**

(a) Rio Tinto acquired its interest in Alumbrera as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
(100% basis)							
Sulphide ore treated ('000 tonnes)	11,535	11,128	10,650	11,204	**10,060**	46,905	**43,042**
Average copper grade (%)	1.94	1.95	1.82	1.75	**1.72**	1.90	**1.81**
Mill production (metals in concentrates):							
Contained copper ('000 tonnes)	190.7	177.1	160.6	161.0	**144.4**	776.4	**643.1**
Contained gold ('000 ounces)	31	24	24	25	**28**	129	**101**
Contained silver ('000 ounces)	769	849	887	757	**705**	3,282	**3,198**
Oxide ore treated ('000 tonnes)	4,223	3,360	2,494	3,162	**3,225**	12,572	**12,241**
Average copper grade (%)	1.16	1.09	1.03	1.15	**1.01**	1.08	**1.07**
Contained copper in leachate/mined material ('000 tonnes)	49	37	26	36	**33**	135	**132**
Refined production:							
Oxide plant production ('000 tonnes)	35.6	36.5	38.3	38.1	**38.1**	140.3	**151.0**

Contained copper for the fourth quarter of 2001 was down on the corresponding period in 2000 due to lower head grades. Fourth quarter and full year production figures were adversely impacted by Escondida's announcement on 8 November 2001 of reduced production due to market conditions. Oxide plant copper production for 2001 increased 8% compared with 2000.

OPERATIONAL DATA

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at the Grasberg mine (Rio Tinto 14.3% *(a)*) in Papua, Indonesia, and the Atlantic Copper smelter (Rio Tinto 16.6%) in Spain.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Grasberg mine							
Ore treated ('000 tonnes)	20,468	20,665	21,842	22,500	**21,780**	81,803	**86,787**
Average mill head grades:							
Copper (%)	1.33	1.13	1.04	0.96	**0.89**	1.07	**1.00**
Gold (g/t)	1.64	1.68	1.57	1.36	**1.03**	1.10	**1.41**
Silver (g/t)	3.70	3.45	3.33	3.03	**2.99**	2.97	**3.20**
Production of metals in concentrates:							
Copper in concentrates ('000 tonnes)	246.3	204.4	193.9	183.3	**167.8**	769.3	**749.4**
Gold in concentrates ('000 ounces)	920	975	1,013	915	**693**	2,436	**3,596**
Silver in concentrates ('000 ounces)	1,701	1,570	1,478	1,313	**1,184**	4,985	**5,545**
Sales of payable metals in concentrates: *(b)*							
Copper in concentrates ('000 tonnes)	244.8	174.6	203.1	181.8	**166.6**	745.5	**726.1**
Gold in concentrates ('000 ounces)	911	833	1,062	904	**700**	2,387	**3,499**
Silver in concentrates ('000 ounces)	1,347	1,078	1,238	1,030	**934**	3,848	**4,280**

(a) See note (i) on page 6 for details of Rio Tinto's 14.3% interest in Grasberg and 40% interest in the expansion.
(b) Net of smelter deductions.

In the fourth quarter of 2001, ore treated and average mill head grades declined compared with the third quarter of 2001 resulting in lower production and sales. Production and sales of copper and gold in the fourth quarter of 2001 decreased significantly compared with the corresponding period of 2001 because of lower ore grades.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Atlantic Copper smelter							
Concentrate smelted ('000 tonnes)	187.9	205.5	195.3	240.1	**250.2**	916.3	**891.1**
Copper anodes produced ('000 tonnes) *(c)*	58.4	65.3	60.9	77.0	**76.8**	289.9	**280.0**
Copper cathodes produced ('000 tonnes)	60.0	60.8	47.2	63.0	**64.3**	257.6	**235.3**
Copper cathode sales ('000 tonnes) *(d)*	61.2	61.5	58.6	62.6	**66.7**	255.1	**249.4**

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining

Total production and sales from the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore treated ('000 tonnes)	1,823	1,710	1,610	1,789	**1,894**	6,212	**7,003**
Average ore grades:							
Gold (g/t)	2.33	2.60	2.49	2.95	**2.71**	2.41	**2.69**
Silver (g/t)	6.76	5.93	6.03	5.80	**5.42**	6.92	**5.78**
Production:							
Gold ('000 ounces)	98	105	96	130	**123**	338	**453**
Silver ('000 ounces)	95	86	80	86	**86**	326	**338**
Sales:							
Gold ('000 ounces)	84	112	98	122	**134**	316	**466**
Silver ('000 ounces)	99	122	68	-	**-**	279	**190**

During the fourth quarter of 2001, dry weather provided full access to the mining area and mill availability was above average; gold grade was down 7% on the previous quarter. Full year gold production in 2001 was 34% higher than in 2000. Silver sales were suspended until Indonesian taxation issues are resolved.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Cortez/Pipeline mine							
Ore treated							
Milled ('000 tonnes)	867	744	842	784	**829**	3,337	**3,199**
Leached ('000 tonnes)	2,584	2,186	4,896	4,675	**3,797**	7,385	**15,554**
Sold for roasting ('000 tonnes)	102	77	99	113	**101**	141	**390**
Average ore grade: gold							
Milled (g/t)	8.58	9.43	8.21	8.41	**9.23**	9.22	**8.81**
Leached (g/t)	1.43	1.23	1.20	1.01	**1.00**	1.01	**1.10**
Sold for roasting (g/t)	17.14	16.42	12.15	6.84	**7.84**	17.43	**10.34**
Gold produced ('000 ounces)	295	295	304	294	**295**	1,010	**1,188**

Ore treatment rates and grades varied according to areas being mined and ore type. Heap leach pad area and solution treatment capacity have been expanded to increase gold production from leaching. During the fourth quarter of 2001, mill tonnes increased and leach tonnes placed declined as a result of transitioning from mining Phase 3 to 4. A change in roast ore customers during the fourth quarter of 2001 resulted in a temporary reduction of roast ore sales.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Greens Creek mine							
Ore treated ('000 tonnes)	139	147	139	154	**157**	563	**597**
Average ore grades:							
Gold (g/t)	7.10	7.23	6.74	6.31	**6.36**	7.13	**6.65**
Silver (g/t)	687	899	735	684	**673**	688	**746**
Zinc (%)	13.1	12.4	12.4	12.0	**11.7**	13.6	**12.1**
Lead (%)	5.3	5.1	4.7	4.7	**4.6**	5.3	**4.8**
Metals produced in concentrates:							
Gold ('000 ounces)	21	23	21	22	**22**	83	**88**
Silver ('000 ounces)	2,229	3,252	2,555	2,582	**2,575**	9,237	**10,964**
Zinc ('000 tonnes)	14.4	14.2	13.8	15.1	**14.9**	60.7	**58.0**
Lead ('000 tonnes)	4.9	5.1	4.8	5.2	**5.2**	20.2	**20.3**

Mill throughput continued to increase through optimization efforts. Metal grades varied with the mining sequence, with more ore sourced from the West Ore Zone to increase tonnage productivity and reduce production costs.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Rawhide mine							
Ore treated ('000 tonnes)	1,435	1,362	1,510	1,418	**1,433**	5,929	**5,723**
Average ore grades:							
Gold (g/t)	0.87	0.99	0.99	0.99	**0.86**	0.89	**0.96**
Silver (g/t)	11.0	15.9	14.8	19.0	**15.9**	12.5	**16.4**
Metals produced in doré:							
Gold ('000 ounces)	23	25	27	25	**24**	104	**101**
Silver ('000 ounces)	158	177	201	177	**175**	814	**730**

Mill throughput rates varied due to changing ore hardness, maintenance requirements and haulage distance as ore mining proceeded within the lower benches of the mine. Silver grade fluctuated as a result of mining sequence. Gold and silver production reflected delays in recovery from the leach pads due to higher stacking.

COPPER & GOLD (continued)

Kennecott Utah Copper

Total production at Kennecott's Barneys Canyon mine (Rio Tinto 100%) and Bingham Canyon mine, smelter and refinery (Rio Tinto 100%) both in Utah, US.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Barneys Canyon mine							
Ore treated ('000 tonnes)	541	380	549	639	**432**	2,250	**2,000**
Average ore grade: gold (g/t)	3.12	2.64	3.52	3.71	**3.15**	3.03	**3.33**
Gold produced in doré and concentrates ('000 ounces)	48	37	30	32	**41**	153	**140**

Gold production in the fourth quarter of 2001 was lower than in the fourth quarter of 2000 and higher than the third quarter of 2001 principally due to timing of flows from the heap leach pads.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Bingham Canyon mine							
Ore treated ('000 tonnes)	15,102	14,408	12,792	11,163	**10,203**	58,662	**48,566**
Average ore grade:							
Copper (%)	0.63	0.63	0.82	0.74	**0.73**	0.57	**0.73**
Gold (g/t)	0.36	0.46	0.61	0.58	**0.55**	0.42	**0.54**
Silver (g/t)	2.71	2.91	4.07	3.91	**3.99**	2.77	**3.67**
Molybdenum (%)	0.040	0.049	0.048	0.037	**0.035**	0.042	**0.042**
Copper concentrates produced ('000 tonnes)	326	296	312	261	**239**	1,137	**1,108**
Average concentrate grade (% Cu)	24.9	26.9	29.6	28.0	**28.0**	25.9	**28.1**
Production of metals in copper concentrates:							
Copper ('000 tonnes) *(a)*	81.4	80.0	92.4	73.1	**67.2**	295.7	**312.7**
Gold ('000 ounces)	121	151	179	142	**120**	529	**592**
Silver ('000 ounces)	1,005	1,029	1,328	1,076	**1,042**	3,939	**4,475**
Molybdenum concentrates produced ('000 tonnes):	4.2	5.1	3.8	2.8	**2.8**	18.4	**14.5**
Molybdenum in concentrates ('000 tonnes)	2.3	2.8	2.2	1.5	**1.6**	10.1	**8.1**
Kennecott smelter & refinery							
Copper concentrates smelted ('000 tonnes)	296	212	236	256	**271**	1,072	**975**
Copper anodes produced ('000 tonnes) *(b)*	73.9	61.0	65.1	42.1	**76.0**	268.8	**244.2**
Production of refined metal:							
Copper ('000 tonnes)	71.9	67.0	56.3	43.7	**67.3**	268.7	**234.3**
Gold ('000 ounces) *(c)*	121	102	87	88	**112**	413	**389**
Silver ('000 ounces) *(c)*	821	657	834	626	**765**	3,218	**2,882**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) Includes gold and silver in intermediate products.

Fourth quarter mine production of copper was lower than in the comparable quarter of 2000 due to the closure of the North Concentrator, which produced approximately 60,000 tonnes per annum of copper in concentrate, in June 2001. Mine production was further impacted in the fourth quarter by the processing of hard ore through the Copperton Concentrator.
Smelter performance improved in the fourth quarter of 2001 following completion of the Flash Converting Furnace rebuild in the third quarter. Anode production increased as semi-processed matte inventory built up during the furnace rebuild was processed into final product.

Lihir Gold

Total production at the Lihir gold mine (Rio Tinto 16.3% *(a)*) in Papua New Guinea.

(100% basis)	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore treated ('000 tonnes)	943	962	864	966	**827**	3,413	**3,619**
Average ore grade: gold (g/t)	6.63	6.64	6.59	6.00	**5.43**	6.01	**6.18**
Gold produced ('000 ounces) *(b)*	191	187	160	178	**123**	606	**648**

(a) Effective 14 February 2000, Rio Tinto's interest in Lihir decreased from 17.15% to 16.3% following a merger under a scheme of arrangement with Niugini Mining.
(b) Gold production represents quantity of gold poured.

Fourth quarter 2001 production was below previous quarters due to a planned process plant shut down and lower ore grade.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
COPPER & GOLD (continued)							

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80% *(a)*) in New South Wales, Australia.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
(100% basis)							
Sulphide ore treated ('000 tonnes)	1,297	1,315	1,295	1,371	**1,444**	1,989	**5,425**
Average ore grade:							
Copper (%)	1.10	1.18	1.17	1.18	**1.11**	1.09	**1.16**
Gold (g/t)	0.16	0.29	0.39	0.28	**0.32**	0.16	**0.32**
Copper concentrates produced ('000 tonnes)	32.1	35.5	35.2	37.3	**36.2**	48.90	**144.2**
Contained copper in concentrates:							
Saleable production ('000 tonnes)	12.5	13.7	13.4	14.3	**13.8**	18.98	**55.1**
Sales ('000 tonnes) *(b)*	7.9	9.3	14.5	10.4	**10.5**	14.50	**44.7**
Contained gold in concentrates:							
Saleable production ('000 ounces)	4.8	9.3	12.7	8.7	**10.8**	7.60	**41.5**
Sales ('000 ounces) *(b)*	2.7	5.4	12.0	6.1	**8.2**	5.51	**31.6**

(a) Rio Tinto acquired its interest in Northparkes as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.
(b) Rio Tinto's 80% share of material from the Joint Venture.

Record mill throughput was achieved for the year at 5.4 million tonnes. The strong throughput result for the fourth quarter of 2001 offset lower copper grades resulting from a higher quantity of open cut material and, as the Lift 1 block cave nears completion, an increasing level of fines and clay in underground material.

Palabora

Total production at the Palabora mine, smelter and refinery (Rio Tinto 49.3%(a)) in South Africa.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
(100% basis)							
Palabora mine							
Ore treated ('000 tonnes)	6,514	4,167	2,745	4,056	**3,555**	25,737	**14,522**
Average ore grade: copper (%)	0.59	0.60	0.59	0.70	**0.72**	0.59	**0.66**
Copper concentrates produced ('000 tonnes)	80.9	51.9	42.6	72.8	**66.3**	358.7	**233.5**
Average concentrate grade: copper (%)	32.8	*32.6*	31.0	35.0	**34.3**	32.6	**33.6**
Copper in concentrates ('000 tonnes)	26.5	*16.9*	13.2	25.5	**22.8**	117.0	**78.4**
Palabora smelter/refinery							
New concentrate smelted on site ('000 tonnes)	83.9	*75.5*	*77.3*	*86.9*	**70.7**	281.9	**310.4**
New copper anodes produced ('000 tonnes) *(b)*	30.3	25.8	19.7	22.9	**16.7**	90.2	**85.0**
Refined new copper produced ('000 tonnes)	29.2	25.6	18.9	20.1	**22.2**	87.7	**86.9**
By-products:							
Magnetite concentrate ('000 tonnes)	49	44	43	55	**59**	239	**201**
Uranium oxide (tonnes)	28	13	10	8	**-**	95	**31**
Baddeleyite (several grades) ('000 tonnes)	2.2	1.7	1.3	1.0	**-**	7.9	**4.0**
Refined nickel sulphate (tonnes)	82	74	59	38	**74**	263	**245**
Vermiculite plant							
Vermiculite produced ('000 tonnes)	64.1	36.1	34.9	47.2	**42.1**	208.4	**160.3**

(a) Rio Tinto increased its holding in Palabora from 46.5% to 48.6% during the fourth quarter of 2000; it acquired a further 0.7% in July 2001.
(b) Contained copper in anodes; anode production includes a small amount produced from purchased material.

Copper production was dictated by the supply of ore and smelter performance in the fourth quarter of 2001. Ex-pit ore from the strategic stockpile supplemented the concentrator feed when mining operations were interrupted by rain and power failures. Low underground production and throughput of slag, for grind and refloating, restricted concentrate production. However, the copper recovery and concentrate grades were favourable. The failure of ancillary equipment and low availability of converters had a major influence on anode copper production. Refinery operations were stable with a lack of anodes from the smelter restricting production. The 2001 cathode production exceeded the anode production as a result of anode stock carried over from 2000.

Magnetite production was increased in the fourth quarter of 2001. The precious metal and nickel sulphate production were in line with tankhouse utilisation.

Uranium and baddeleyite production ceased during the quarter, following closure of the heavy minerals plant in August. Vermiculite production was hampered throughout 2001 by wet in-pit conditions and by low availability of plant and heavy equipment .

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
COPPER & GOLD (continued)							

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 100%) in New South Wales, Australia.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore treated ('000 tonnes)	144	148	149	144	**153**	589	**594**
Average ore grades:							
Gold (g/t)	5.98	4.55	6.60	6.82	**5.57**	7.23	**5.88**
Silver (g/t)	4.92	5.30	4.36	24.63	**5.94**	5.38	**9.91**
Copper (%)	0.46	0.38	0.50	0.38	**0.47**	0.40	**0.43**
Lead (%)	0.89	0.96	0.76	1.01	**0.50**	0.82	**0.80**
Zinc (%)	1.09	1.75	1.18	2.08	**0.77**	0.90	**1.44**
Bullion produced ('000 ounces)	28	22	32	41	**25**	139	**120**
Containing:							
Gold ('000 ounces)	24	19	26	25	**23**	121	**92**
Silver ('000 ounces)	3	3	6	14	**1**	16	**24**
Gold recovered in concentrates ('000 ounces)	2	1	3	3	**2**	9	**9**
Total gold production ('000 ounces)	26	20	29	28	**25**	130	**101**
Bullion sales (fine gold) ('000 ounces)	25	22	22	25	**23**	120	**91**
Copper in concentrate ('000 tonnes):							
Production	-	*0.2*	*0.4*	*0.1*	**0.2**	*1.0*	**0.9**
Sales	-	-	-	-	**1.1**	*1.1*	**1.1**
Lead/zinc in concentrate ('000 tonnes):							
Production	1.6	*1.7*	*1.6*	*1.1*	**0.2**	*4.9*	**4.6**
Sales	*1.1*	*2.3*	*1.8*	*0.6*	**1.4**	*2.6*	**6.1**

Production of lead/zinc blend concentrate concluded during the quarter as mining of the Peak orebody nears conclusion. The final stages of mining within the Peak orebody and the initial moves into the subsequent orebodies also affected grade variability.

Rio Tinto Brasil Limitada

Total production at the Morro do Ouro gold mine (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)

Morro do Ouro mine	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore treated ('000 tonnes)	4,785	3,938	3,868	4,115	**4,567**	19,745	**16,488**
Average ore grade: gold (g/t)	0.48	0.47	0.47	0.43	**0.42**	0.48	**0.45**
Refined gold produced ('000 ounces)	57	48	46	46	**47**	229	**187**

Production was lower in 2001 than in 2000 due to lower ore grades and major maintenance on the primary mills.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Cam Dump reprocessing							
Ore treated ('000 tonnes)	262	238	261	-	**-**	930	**499**
Average ore grade: gold (g/t)	1.19	1.29	1.49	-	**-**	1.14	**1.39**
Total gold produced ('000 ounces)	3	3	2	-	**-**	8	**5**
Patchway mine *(a)*							
Ore treated ('000 tonnes)	27	24	24	25	**24**	104	**98**
Average ore grade: gold (g/t)	4.99	4.09	4.35	4.88	**4.62**	5.05	**4.49**
Total gold produced ('000 ounces)	4	3	3	4	**3**	15	**12**
Renco mine							
Ore treated ('000 tonnes)	63	64	63	67	**69**	287	**263**
Average ore grade: gold (g/t)	6.01	7.45	7.02	6.84	**5.95**	5.91	**6.80**
Total gold produced ('000 ounces)	11	14	12	13	**11**	46	**50**
Total Rio Tinto Zimbabwe							
Total gold produced ('000 ounces)	17	19	17	17	**14**	70	**67**

(a) Includes low grade material.

Production ceased at Cam Dump in June 2001.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**

COPPER & GOLD (continued)

Somincor

Total production at the Neves Corvo mine (Rio Tinto 49%) in Portugal.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Neves Corvo mine							
Total ore treated ('000 tonnes) *(a)*	250	581	551	406	**484**	1,689	**2,021**
Of which, treated to extract tin ('000 tonnes)	40	57	59	49	**25**	248	**190**
Average ore grades:							
Copper (%)	5.42	4.68	4.61	4.95	**5.07**	5.19	**4.81**
Tin (%)	0.81	1.46	1.65	1.80	**1.21**	1.45	**1.58**
Copper production:							
Copper concentrates produced ('000 tonnes)	48.0	94.5	89.7	72.1	**88.1**	319.2	**344.3**
Copper concentrate grade: copper (%)	24.1	24.1	24.1	23.9	**24.2**	23.9	**24.1**
Copper in concentrates produced ('000 tonnes)	11.6	22.8	21.6	17.2	**21.3**	76.3	**82.9**
Tin production:							
Tin concentrates produced ('000 tonnes)	0.1	0.4	0.8	0.7	**0.2**	2.3	**2.1**
Tin concentrate grade: tin (%)	51.1	55.7	55.9	58.7	**61.0**	52.7	**57.4**
Tin in concentrates produced ('000 tonnes)	0.1	0.2	0.4	0.4	**0.1**	1.2	**1.2**

(a) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 99.8%*(a)*) in Western Australia.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore processed ('000 tonnes):							
AK1 ore	2,466	2,697	2,423	2,669	**2,524**	10,419	**10,313**
Alluvial ore	1,048	1,007	1,204	999	**980**	4,908	**4,190**
Total ore processed	3,514	3,704	3,627	3,668	**3,504**	15,326	**14,503**
Diamonds recovered ('000 carats):							
AK1	5,354	4,918	4,759	7,808	**7,739**	25,423	**25,225**
Alluvial	166	164	263	239	**206**	1,052	**873**
Total recovered	5,520	5,082	5,022	8,048	**7,945**	26,475	**26,097**

(a) During the second half of 2000, Rio Tinto increased its interest in Argyle from 59.7% to 99.8% by virtue of its acquisition of Ashton Mining.

AK1 and alluvial ore processed in the fourth quarter of 2001 were in line with previous quarters.
AK1 carat production reflected the continuation of ore production from higher grade areas, in accordance with pit development plans. Alluvial carat production reflected the mining of lower grade blocks.

Ashton Mining

Rio Tinto share of production from the Ashton Mining (Rio Tinto 100%*(a)*) diamond interests apart from Argyle.

(Rio Tinto share)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore processed ('000 tonnes)	95	95	61	141	**135**	95	**431**
Diamonds recovered ('000 carats)	37	15	7	13	**20**	37	**55**

(a) Production data are shown from 10 November 2000, the effective date of acquisition of Ashton Mining.

Ore throughput and carat production at the Merlin mine were below expectations, due to process plant constraints associated with processing of harder ore.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**

IRON ORE

Hamersley Iron

Total production and shipments are for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%) all in Western Australia.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Saleable iron ore produced ('000 tonnes):							
Paraburdoo, Mount Tom Price Marandoo, Brockman and Yandicoogina	14,857	13,579	14,352	15,748	**15,149**	55,095	**58,828**
Channar	2,811	2,453	2,716	2,704	**3,215**	10,602	**11,088**
Total production	17,668	16,032	17,068	18,452	**18,364**	65,697	**69,916**
Total shipments ('000 tonnes)	17,722	15,312	16,504	16,710	**16,831**	67,055	**65,357**

Hamersley achieved record fourth quarter production, exceeding the previous record set in 2000 by 3.9%. A new record for full year production was also set, exceeding production in 2000 by 6.4%. The increase in production was in response to strong demand for Hamersley's products and allowed Hamersley to rebuild port stockpiles, which were at their lowest-ever levels. Shipments were the second-highest level on record driven by strong demand from China, which was the single largest market for Hamersley's shipments.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 56.1%*(a)*) in Labrador, Canada.

(100% basis)

Carol Lake operations

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Saleable production:							
Concentrates ('000 tonnes)	868	638	1,019	630	**717**	1,435	**3,004**
Pellets ('000 tonnes)	3,092	2,702	3,306	2,986	**2,564**	4,701	**11,558**
Shipments:							
Concentrate ('000 tonnes)	1,124	652	1,098	727	**938**	1,842	**3,415**
Pellets ('000 tonnes)	2,517	1,987	2,824	2,207	**2,704**	4,298	**9,722**

(a) Rio Tinto acquired its interest in Iron Ore Company of Canada as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.

The operating performance by IOC in the fourth quarter of 2001 suffered from difficulties associated with the commissioning of the first of three lines of the Concentrator Upgrade Project. Depressed conditions in IOC's major markets continued in the quarter, with low utilisation rates at steel mills in North America and Europe.

Rio Tinto Brasil Limitada

Total production at the Corumbá mine (Rio Tinto 100%) in Corumbá, Mato Grosso do Sul, Brazil.

Corumbá mine

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Total iron ore production ('000 tonnes) *(a)*	178	156	116	206	**164**	778	**642**

(a) Production includes by-product fines.

Production was lower in 2001 than in 2000 due to the Argentinian crisis resulting in lower sales to a major customer.

Robe River Iron Associates

Total production and shipments from the Pannawonica mine (Rio Tinto 53%*(a)*) in Western Australia.

(100% basis)

Pannawonica mine

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Saleable production ('000 tonnes)	7,954	6,781	6,970	8,692	**8,263**	12,785	**30,706**
Shipments ('000 tonnes)	7,295	7,308	7,136	9,087	**7,582**	12,895	**31,113**

(a) Rio Tinto acquired its interest in Robe River as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.

Production for the fourth quarter of 2001 was 5% less than in the previous quarter and 4% more than in the corresponding quarter in 2000. Shipments for the fourth quarter of 2001 decreased by 20% compared with the high previous quarter due to a number of shipments deferred to January, but increased by 4% compared with the corresponding period of 2000.

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
NICKEL							
Rio Tinto Brasil Limitada							
Total nickel in matte production at the Fortaleza mine (Rio Tinto 100%) in Brazil.							
Fortaleza mine							
Production (tonnes)	2,674	2,710	2,487	2,989	**1,984**	8,738	**10,170**

Production was higher in 2001 than in 2000 due to mining and metallurgy performance improvements and to a month's production stoppage in 2000 during the transition from open pit to underground mining.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Rio Tinto Zimbabwe							
Toll refined metal production at the Empress Nickel refinery (Rio Tinto 56%) in Zimbabwe.							
(100% basis)							
Empress Nickel refinery							
Production (tonnes)	1,654	1,623	1,651	1,770	**1,591**	6,935	**6,635**
SALT							
Dampier Salt							
Total production of salt from Dampier, Lake MacLeod and Port Hedland*(a)* (Rio Tinto 64.9%) in Western Australia.							
(100% basis)							
Salt production ('000 tonnes)	1,095	1,385	1,571	1,550	**2,035**	4,599	**6,541**

(a) Production data from the newly acquired Port Hedland operation (Dampier Salt 100%) are included with effect from 17 August 2001.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
TALC							
The Luzenac Group							
Total talc production from Luzenac Group operations in Europe (Rio Tinto 99.9%), North America (Rio Tinto 100%) and Australia (Rio Tinto 100%).							
(100% basis)							
Talc production ('000 tonnes)	302	323	319	312	**316**	1,262	**1,268**
TITANIUM DIOXIDE FEEDSTOCK							
Rio Tinto Iron and Titanium							
Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.							
(Rio Tinto share)							
Titanium dioxide feedstock production ('000 tonnes)	368	356	371	359	**341**	1,368	**1,427**

OPERATIONAL DATA

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**

URANIUM

Energy Resources of Australia Ltd

Total production at the Ranger mine (Rio Tinto 68.4% *(a)*) in the Northern Territory, Australia.

(100% basis)

Ranger mine

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Production (tonnes U3O8)	1,216	1,320	947	789	**1,155**	1,764	**4,211**

(a) Rio Tinto acquired its interest in ERA as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.

Rössing Uranium Ltd

Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Production (tonnes U3O8)	836	724	449	793	**674**	3,201	**2,640**

2001 production was reduced compared with 2000 as a result of mining limitations in the pit, given the need to make allowances for future flexibility, and the matching of production to market conditions in order to rationalise inventory levels.

ZINC

Norzink AS

Total refined zinc production at the Norzink smelter (Rio Tinto 50% *(a)*) in Norway.

(100% basis)

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Production ('000 tonnes)	35	36	5	-	**-**	138	**41**

(a) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Zinkgruvan Mining AB

Total production at the Zinkgruvan mine (Rio Tinto 100% *(a)*) in Sweden.

	4Q 2000	1Q 2001	2Q 2001	3Q 2001	**4Q 2001**	FULL YEAR 2000	**FULL YEAR 2001**
Ore treated ('000 tonnes)	179	201	203	195	**208**	306	**807**
Average ore grades:							
Zinc (%)	11.1	8.2	8.0	8.5	**8.7**	10.7	**8.4**
Lead (%)	4.3	3.3	3.9	3.5	**3.7**	4.1	**3.6**
Silver (g/t)	112	75	87	83	**91**	110	**84**
Production of zinc concentrate ('000 tonnes)	33.9	28.0	26.6	27.8	**30.2**	56.6	**112.6**
Production of lead concentrate ('000 tonnes)	9.1	7.9	9.6	8.6	**8.9**	14.6	**35.0**
Production of metal in concentrates:							
Zinc ('000 tonnes)	18.7	15.3	14.8	15.1	**16.6**	31.5	**61.8**
Lead ('000 tonnes)	6.6	5.7	6.9	5.8	**6.1**	10.5	**24.5**
Silver ('000 ounces)	431	347	396	326	**427**	702	**1,496**

(a) Rio Tinto acquired its interest in Zinkgruvan as part of the purchase of North Limited. Production data are shown from 11 August 2000, the effective date of the acquisition.

Mill throughput exceeded 800,000 tonnes for the first time in 2001.

EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 31 December 2001 was US$42 million compared with US$50 million in the comparable quarter of 2000. Total expenditure for the twelve months of 2001 was US$130 million, compared with US$136 million in 2000.

Ongoing Programmes

Country	Commodity	Programme Summary
Indonesia	Copper and gold	In Freeport Block A, exploration drilling has extended the Ertsberg Stockwork Zone resource toward the Deep Ore Zone mine.
Turkey	Copper and gold	Exploration drilling continued on the Cöpler porphyry gold-copper prospect in eastern Turkey.
Ecuador	Copper	Exploration drilling commenced on the El Filon porphyry copper project in Ecuador.
Peru	Copper	Encouraging results were obtained from exploration drilling on the Marcona iron-oxide copper-gold prospect in southern Peru.
USA	Copper	Encouragement was obtained from exploration drilling of deep high-grade porphyry copper mineralisation at the Resolution project in Arizona.
Canada	Diamonds	Assay results for drill core samples of the Anuri East kimberlite pipe in the Nunavut region show that it is significantly diamondiferous. Fieldwork commenced on the Band-Ore property in Ontario where prospecting has identified diamondiferous outcrops.
Iran	Gold	Exploration drilling continued on the Dashkasan porphyry gold prospect in Iran.
Guinea	Iron Ore	Drilling continued at the Simandou lump haematite prospect in southeastern Guinea.

INDEX TO OPERATIONAL DATA

RIO TINTO

Release time Immediate Date 29 January 2002

PR233g

Coal & Allied benefits from acquisitions and integration

FINANCIAL SUMMARY

- Net profit after tax for 2001 was $212.5 million, up 72% from $123.5 million in 2000. Excluding the effect of a one-off gain in 2000, the net profit increase was 135%.
- Sales revenue increased 139% to $1,443.2 million, reflecting increased volumes from acquisitions and higher prices.
- Final dividends of 40 cents per ordinary share and 1.75 cents per preference share, both fully franked, were declared, taking total dividends for the year to 75 cents per ordinary share and 3.5 cents per preference share.

Rio Tinto owns 72.7 per cent of Coal & Allied Industries. All $ are A$ unless otherwise stated.

Commenting on the result, Coal & Allied's Managing Director, Mr Gary Goldberg said, "It was an excellent result for the company with greatly improved safety performance and profit.

"The acquisitions have transformed the company, more than doubling its productive capacity in 2001. Year on year profit rose 72% as a result of increased volumes, the lower Australian dollar, higher contract prices and a continued focus on cost reduction.

"The merger of the Lemington mine into the Hunter Valley Operations' complex was successfully completed in early 2001. Integration of the acquired Hunter Valley mines progressed well during 2001 with benefits flowing from more efficient use of employees and equipment. We will continue the consolidation process this year and expect to realise further cost savings and efficiencies across the combined operations.

"I am particularly pleased that the company's focus on safety resulted in a sharp fall in lost time injuries. Coal & Allied is committed to eliminating injuries in the workplace and we will continue to work closely with all employees to achieve that aim."

Cont../

SUMMARY OF FINANCIAL PERFORMANCE

Coal & Allied's results for 2001 are shown below, along with comparative results for 2000.

	Year to 31 December 2001	2000	Change %
Sales revenue ($ millions)	1,443.2	604.1	139
Net profit after tax ($ millions)	212.5	123.5	72
Operating cash flow ($ millions)	379.9	132.2	187
Dividends (cents per share)[1]	75	200	(62)
Coal production[2] (million tonnes)	35,951	12,974	177
Coal shipments[2] (million tonnes)	35,713	13,152	172

[1] *Dividends for 2000 include a special interim dividend.*
[2] *Production and shipments are on a 100% basis. Shipments exclude purchased coal.*

Sales Revenue
Sales revenue of $1,443.2 million was up 139% reflecting higher prices, increased shipments and the benefit of the weaker Australian dollar.

Production
Managed production was up by 23 million tonnes to 36 million tonnes, reflecting the acquisitions made in 2000 and 2001. Coal & Allied is entitled to about 26 million tonnes of saleable coal.

Dividends
Directors declared final dividends of 40 cents per ordinary share and 1.75 cents per preference share, both fully franked. This compares with no final dividend for ordinary shares and 1.75 cents per preference share fully franked for 2000.

Total dividends for 2001 were 75 cents per ordinary share and 3.5 cents per preference share both fully franked, compared with 200 cents per ordinary share partially franked to 55 cents and 3.5 cents per preference share fully franked for 2000.

Final dividends will be paid on 28 February 2002 to shareholders registered at close of business on 21 February 2002. Following payment of final dividends, there will be $46.9 million of available franking credits at a tax rate of 30%.

Cash Flow
Net operating cash flow increased 187% to $380 million reflecting strong sales volumes, higher realised coal prices and the lower Australian dollar.

Hedging
Hedge contracts on sales totalling $10.2 million at an average exchange rate of 53 US cents matured during 2001, completing the program undertaken in 2000. Additional hedges, inherited as part of the Peabody acquisition, comprise approximately $39 million maturing in 2002 and a further $41 million maturing in the period 2003 to 2005 both at an average rate of 54 US cents. Coal & Allied has not entered into any new hedge contracts.

Debt
The Peabody and Lemington acquisitions increased net debt to $1.1 billion, compared with $181 million in 2000. During 2001, debt repayments of $202 million were made. Net debt to total capital was 61% at 31 December 2001 compared with 25% at the end of 2000.

Capital Expenditure And Investments

Total capital expenditure and investments for the year were $938.7 million compared with $264.8 million in 2000. The increase included $828 million for the acquisition of Peabody's Australian coal assets and $52 million for the acquisition of an additional 11.82% interest in the Warkworth Mining Joint Venture.

Market Conditions

The market for all coal remained strong throughout 2001, underpinned by new electricity generating capacity and reasonable global economic conditions. Additional demand for thermal coal was assisted by higher oil and gas prices early in the year, which in turn encouraged end users to revert to coal use. Another factor affecting demand was the energy crisis in the US, which diverted coal normally destined for export into the domestic market.

The additional demand for thermal coal helped to absorb the unexpectedly large increase in China's coal exports. The net effect was a slight downward trend in thermal coal prices following the substantial increases achieved in major markets earlier in the year. There is emerging evidence that energy growth in China is outpacing available domestic supply. This may slow China's exports or help create a new import market for coal.

Hard coking coal was in short supply with current prices exceeding those settled in major markets early in 2001. Semi soft coking coal was in strong demand as steel producers sought to reduce raw material input costs.

REVIEW OF OPERATIONS

In this Review of Operations, production figures for the ex-Peabody mines (Bengalla, Moura, Narama, Ravensworth East and Warkworth) cover the period from the effective date of acquisition (29 January 2001) to 31 December 2001. The percentages in brackets below represent Coal & Allied's equity interest.

Mount Thorley Operations (80%)

Production from the Mount Thorley open cut mine of 4.5 million tonnes was slightly higher than in 2000. The increase was a result of the coal preparation plant moving to seven-day operations for the second half of 2001 as well as continued improvements in truck and shovel performance.

Hunter Valley Operations (100%)

Production of 12.2 million tonnes was achieved compared with 8.6 million tonnes for 2000. Work continued on the development of new mining areas at Carrington and Cheshunt to replace the North pit. The Lemington mine was successfully integrated with Hunter Valley Operations. The Hunter Valley complex will have an annual capacity of 14 million tonnes when pit development work is completed in the second half of 2002.

Warkworth (55.57%)

Production at Warkworth was 5.7 million tonnes with some parts of the operation moving to seven-day production in the final quarter of 2001.

Bengalla (40%)

Bengalla achieved production of 4.9 million tonnes as the mine ramped up to design capacity operating on a seven day basis.

Ravensworth (100%) And Narama (50%)

In its first full year of production, Ravensworth East produced 1.5 million tonnes. Production at the Narama mine was 2.2 million tonnes. In December, Coal & Allied reached agreement to sell the wholly-owned Ravensworth operations and its 50% interest in the Narama mine. Completion of the sale, which is subject to a number of conditions, is expected in the first half of 2002.

Moura (55%)

The Moura mine, in Queensland, continued strong performance, producing 4.9 million tonnes of coking and thermal coal. A number of selected parties commenced due diligence to purchase Coal & Allied's 55% share of the Moura mine. The sale process is expected to conclude in 2002.

Mount Pleasant (100%)
Development of the Mount Pleasant project continued following the granting of development consent in 2000. This consent was based on a seven million tonnes per annum open cut mining operation with a twenty-year mine life.

While capable of development as a stand-alone operation, its proximity to the Bengalla mine offers potential for efficiencies through infrastructure sharing. A final decision will be subject to further development consents and joint venture approvals.

Integration
Operational savings of $26 million a year have been achieved to date, through reduced manning levels, improved equipment utilisation and lower rail freight charges. The integration process will continue this year with further cost savings and efficiencies likely to be achieved across the combined operations.

At Mount Thorley and Warkworth, equipment sharing has begun and work has been conducted to optimise the mine plans to capitalise on unused capacity at Mount Thorley's coal preparation plant. Subject to agreement with joint venture participants and development consents, integration of the two operations could be achieved within 18 months.

Airc Decision
During 2001 the Australian Industrial Relations Commission handed down decisions in relation to alleged unfair dismissals resulting from the retrenchments at Hunter Valley No. 1 mine in 1998 and at Mount Thorley Operations in 1999.

Despite findings that the retrenchments were justified in terms of operational requirements the dismissals were determined to be unfair. Coal & Allied continues to maintain that these retrenchments were applied fairly and has appealed both decisions.

Macquarie Generation
During 2001 Macquarie Generation commenced court proceedings against Coal & Allied in both the Federal Court and the Supreme Court of New South Wales regarding matters arising from the Peabody acquisition. Coal & Allied successfully defended the Supreme Court action. The Federal Court hearing is scheduled in late February 2002.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Coal & Allied Financial and Operating Statistics

Production and shipments	2001 '000 tonnes	2000 '000 tonnes
Total shipments [1]	**35,713**	13,152
Total saleable production [2]		
Hunter Valley Operations	**12,243**	8,585
Mount Thorley Operations	**4,547**	4,389
Bengalla	**4,894**	-
Moura	**4,888**	-
Narama	**2,177**	-
Ravensworth East	**1,511**	-
Warkworth	**5,691**	-
Total	**35,951**	12,974
Coal & Allied equity share of production		
Hunter Valley Operations (100%)	**12,243**	8,585
Mount Thorley Operations (80%)	**3,638**	3,511
Bengalla (40%)	**1,958**	-
Moura (55%)	**2,689**	-
Narama (50%)	**1,089**	-
Ravensworth East (100%)	**1,511**	-
Warkworth (55.57%)	**3,163**	-
Total	**26,291**	12,096
Shipments by market [1]		
Japan	**17,771**	6,636
Asia (excluding Japan)	**8,204**	4,457
Europe	**1,193**	2,059
Other	**1,152**	-
Domestic	**7,393**	-
Total	**35,713**	13,152
Shipments by product [1]		
Export thermal	**18,701**	6,936
Domestic thermal	**7,393**	-
Coking	**9,197**	6,216
Hard coking	**422**	-
Total	**35,713**	13,152

Financials	**$ million**	$ million
Total assets	**2,539**	1,005
Capital expenditure and investments	**939**	265
Depreciation and amortisation [3]	**152**	66
Employees	**1,953**	1,032
Net debt to total capital (%)	**61%**	25%
Earnings per share (cents)	**245.4c**	142.7c

Notes:

2000 comparative information does not include the effect of the Lemington and Peabody acquisitions.
2001 information for assets acquired from Peabody are for the 11 months since acquisition

[1] Shipments are on a 100% basis and exclude purchased coal.
[2] Production is on a 100% basis.
[3] Depreciation and amortisation includes amortisation of mining rights relating to Lemington and Peabody mines.

..........News release...

RIO TINTO

Release time Immediate | Date 29 January 2001

PR234g

Rio Tinto 2001 annual results presentation

Rio Tinto will announce its 2001 annual results on Thursday 31 January 2002.

A public webcast of the results presentation to the financial community will be made at 10am (9pm Australian Eastern Summer Time, 5.00 am US (EST)) on Thursday 31 January on Rio Tinto's website (www.riotinto.com).

The Rio Tinto website carries instructions on how to access the annual results presentation and download the software required to view it.

An archival copy of the presentation will be available on the Rio Tinto website soon after the event.

For further information, please contact:

LONDON
Media Relations
John Hughes
+ 44 (0) 20 7753 2331
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

............News release...

RIO TINTO

Release time Immediate Date 31 January 2001

PR236F

Strong result despite tough conditions

- Record earnings of $1,662 million before exceptional items, despite the deteriorating economic environment
- Margins maintained at nearly 30 per cent
- Good progress in the integration of recent acquisitions

Rio Tinto's chairman Sir Robert Wilson, said, "We are pleased to have achieved very strong earnings in 2001, even though the world economic environment has not been favourable. Our financial results reflect the quality of both Rio Tinto's assets and people, and the benefits of a consistent and successful long-term strategy."

"The bulk commodities, iron ore and coal, were the main drivers behind our strong performance, as a result of their higher prices and the recent acquisitions. In addition, currency movements partly mitigated weakness in metal prices. Improvements in operating performance continue to underpin our results," said Sir Robert.

Full year to 31 December	**2001**	**2000**	**Change**
Group turnover	**$10,438m**	$9,972m	+5%
Profit before tax (after exceptional items)	**$1,983m**	$2,509m	-21%
Adjusted earnings (before exceptional items)	**$1,662m***	$1,507m	+10%
Net earnings (after exceptional items)	**$1,079m***	$1,507m	-28%
Adjusted earnings per share - cents	**120.9***	109.8	+10%
Earnings per share – cents	**78.5**	109.8	-29%
Total dividends – US cents per share	**59.0**	57.5	+3%

All $ are US$, unless otherwise stated.

* 2001 net earnings are stated after an exceptional charge of $583 million relating to asset write downs, which has been added back in arriving at adjusted earnings and adjusted earnings per share.

=

Rio Tinto plc. 6 St James's Square London SW1Y 4LD
Telephone +44 (0) 20 7930 23 99 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No.719885

FULL YEAR 2001 REVIEW

Mr Leigh Clifford, Rio Tinto's chief executive said, "In an environment of generally declining metal prices and weaker demand, we maintained our margins at nearly 30 per cent. This was achieved largely through stronger bulk commodity prices and favourable currency movements.

"Our businesses responded quickly to the changing market circumstances, several by diverting tonnage to new markets, which mitigated the reduced demand evident in some of our traditional markets.

"Iron ore contributed strongly to the robust result with higher prices, record iron ore production and record shipments into China. The recently announced iron ore joint venture with Shanghai Baosteel Group Corporation will further strengthen Hamersley's relationship with China's largest iron and steel maker in the fastest growing market for iron ore.

"Increases in seaborne traded coal prices and higher volumes resulting from the coal mines acquired in New South Wales benefited our coal business. Our copper business remained robust and strongly cash positive despite declining prices.

"We took decisive action to address underperformance at Kennecott Utah Copper in the US, by closing the North concentrator permanently and outsourcing smelter maintenance, as part of a programme to reduce costs and improve efficiencies," Mr Clifford said.

"The significant investment we made in Australian coal in 2001 is beginning to deliver operational cost savings and efficiencies across the combined Hunter Valley operations. More significant value-enhancing opportunities remain before us as we progress with mine integration and work through more complex joint venture issues.

"We made a number of acquisitions in salt, alumina and talc, all in Australia.

"Excellent progress was made on major projects under construction, all of which remain on track. Most notably, the West Angelas iron ore mine and port facilities progressed towards first shipment of iron ore in mid 2002. Construction is underway at Hail Creek in Queensland where first shipment of hard coking coal is expected in the third quarter of 2003. In the Northwest Territories, Canada, good progress was made at the Diavik diamond mine with dyke construction completed during 2001.

"Construction work began on the $750 million greenfield Comalco alumina refinery in Gladstone, Queensland, which will transform Comalco into a significant third-party alumina supplier as well as adding further value to the Weipa bauxite deposit. Initial shipments are expected in early 2005," said Mr Clifford.

OUTLOOK

Sir Robert said, "As far as Rio Tinto's business is concerned, the economic downturn in the US began well before 11 September and was, in fact, apparent even before the year began. For 2002 we simply do not know what will happen in the world economy. The signals are mixed with the more favourable ones implying that the US economy has begun to stabilize. We shall have to wait and see but, in any event, significant improvement still seems unlikely before the middle of the year at the earliest. Neither Europe nor, especially, Japan are expected to lead the recovery.

"The mineral industry's response to supply and demand imbalances has been positive, especially for copper and some of the other base metals. This may be evidence of an industry which is now more committed than hitherto to improving shareholder returns.

"Looking forward, I believe that Rio Tinto will continue to benefit from the quality of the asset base and new investments. Our aim remains to deliver returns which not only outperform our industry, but compare well with other sectors of the world economy," said Sir Robert.

FULL YEAR 2001 FINANCIAL RESULTS

NET EARNINGS

Adjusted earnings, at $1,662 million, increased by $155 million or ten per cent compared with $1,507 million in 2000.

Net earnings of $1,079 million, compared with $1,507 million in 2000, include an exceptional charge of $583 million relating to the impairment of asset carrying values, principally at Kennecott Utah Copper. The impairment provision at Kennecott was triggered by reductions in the Group's long term metal price assumptions. The lower price assumptions have had a greater effect on Kennecott Utah Copper than on non-US producers because they are associated with a strong US dollar, which mitigates their impact on the margins of producers outside the US.

The increase in adjusted earnings was achieved despite the adverse impact of lower quoted metal prices, which reduced earnings by $280 million. Average copper prices were 13 per cent below the 2000 average, and average aluminium prices were down six per cent. Improvements in bulk commodity prices benefited earnings by $121 million.

Favourable movements in exchange rates contributed $140 million to earnings. The 10 per cent reduction in the average value of the Australian dollar and the 14 per cent reduction in the South African rand strengthened the margins of those operations whose costs are denominated in those currencies and whose selling prices are US dollar based.

Higher volumes contributed $119 million to the increase in earnings. This reflected the full year benefit of the acquisitions made in 2000 and early 2001, principally North, the minority interests in Comalco, the Lemington mine and Peabody's Australian coal operations. These acquisitions contributed over $210 million to earnings before interest and some $120 million after interest charges.

Sales volumes from the Freeport joint venture increased significantly with higher gold grades. Offsetting this, borate and titanium dioxide volumes declined and diamond sales were substantially lower.

Real terms reductions in cash costs (excluding fuel and other energy costs) were $57 million but these only partly offset the effects of inflation and higher energy prices, totalling $89 million. Overall, higher costs, including increases in non-cash costs, reduced earnings by $46 million.

Adjusted earnings include the $54 million gain on disposal of the Group's 50 per cent interest in Norzink. In 2000, there was a gain of a similar amount resulting from the sale of the Group's Colombian coal interests.

Interest charges increased by $29 million after tax, with the effects of increased debt, following the acquisitions in 2000 and 2001, partly offset by lower interest rates.

The Group's effective tax rate was 31.5 per cent, excluding exceptional items, compared with 32.6 per cent in 2000. The tax charge benefited from the lower tax rate in Australia, where 2001 earnings were taxed at 30 per cent compared with 34 per cent in 2000.

Adjusted earnings in the second half of 2001 were $20 million lower than the first half. This was mainly as a result of further weakening in quoted metal prices, largely offset by increases in bulk commodity prices and by higher volumes.

CASH FLOW

Cash flow from operating activities, together with dividends from joint ventures and associates, totalled $3,415 million compared with $3,440 million in 2000. An increase in dividends from joint ventures and associates largely offset the reduction in cash flow from operating activities.

The reduction in operating cash flow includes the impact of increases of $227 million in inventories and $126 million in accounts receivable. The inventory increase reflected a measured response to cyclical changes in market demand. The increase in receivables included the effect of higher selling prices for coal and iron ore, and changes in customer mix in response to weakening demand.

Expenditure of $1,351 million on property, plant and equipment was $533 million higher than for 2000, reflecting investment in the iron ore projects acquired with North and in the Diavik diamond project.

Acquisitions net of disposals involved a cash outlay of $659 million, compared with $3,191 million in 2000. Acquisitions in 2001 included the purchase of Peabody's Australian coal operations for $455 million, an increased stake in the Queensland Alumina refinery, and the purchase of the Port Hedland salt and Three Springs talc businesses. Disposals included the North forestry operations and the Group's interest in the Norzink smelter.

As a result of these further acquisitions and investment in current operations, the net cash outflow before management of liquid resources and financing was $590 million.

BALANCE SHEET

During the year, shareholders' funds decreased by $168 million to $7,176 million. After the exceptional charge and dividends, profits of $267 million were retained. However, the decline in exchange rates, particularly for the Australian dollar and South African rand, resulted in a reduction of $449 million in net asset values on translation into US dollars.

Net debt increased by $661 million to $5,711 million as a result of capital expenditure and acquisitions during 2001. The ratio of net debt to total capital increased from 38.1 per cent at 31 December 2000 to 41.6 per cent at the end of 2001. The balance sheet remained in a strong condition with interest charges covered eight times.

DIVIDENDS

A final dividend equivalent to 39 US cents per share (2000: 38.5 US cents) has been declared by Rio Tinto Limited and Rio Tinto plc. This, together with the interim dividend of 20 US cents per share, makes a total for the year of 59 US cents per share (2000: 57.5 US cents per share).

Dividends are determined in US currency. Rio Tinto Limited dividends are declared and paid in Australian dollars and Rio Tinto plc dividends are declared and paid in pounds sterling, converted at exchange rates applicable on Tuesday, 29 January 2002.

Rio Tinto plc shareholders will be paid a final dividend of 27.65 pence per ordinary share (2000: 26.21 pence).

Rio Tinto Limited shareholders will be paid a final dividend of 75.85 Australian cents per ordinary share (2000: 69.76 Australian cents) that will be fully franked at the tax rate of 30 per cent. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Monday, 8 April 2002 to Rio Tinto plc shareholders registered at close of business on Friday, 8 March 2002 and to Rio Tinto Limited shareholders registered at close of business on Wednesday, 13 March 2002. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday, 6 March 2002. Dividends to Rio Tinto ADR holders will be paid on Tuesday, 9 April 2002.

As announced in August 2001, the interim dividend for 2002 and subsequent years will be set at one half of the total dividends for the previous year. The interim dividend for 2002 will therefore be 29.5 US cents per share.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries' offices.

REVIEW OF RIO TINTO OPERATIONS

(Production shown is the product group share of output unless otherwise stated. Comparatives are with the comparable period of 2000 unless otherwise stated.)

IRON ORE

2001 earnings $502 million, up 37 per cent

Iron ore production at 89.9 million tonnes, up 25 per cent

Rio Tinto Iron Ore group contributed 16 per cent of Group turnover and 30 per cent of adjusted earnings in 2001.

Hamersley Iron, Australia, achieved record iron ore production of 69.9 million tonnes, of which Rio Tinto's share was 65.5 million tonnes. The increase in production allowed Hamersley to rebuild port stockpiles, which were at their lowest-ever levels. Total shipments, including sales from the Channar joint venture, were 65.4 million tonnes, the second-highest level in Hamersley's history. Shipments to China of 23.7 million tonnes were a record. China was the single largest destination for Hamersley shipments.

Despite some softness in the second half of 2001, demand for Hamersley's products remained strong due largely to increased pig iron production and replacement of domestic iron ore in China. Earnings of $441 million were 28 per cent higher than 2000 and benefited from modestly increased prices and significant operational improvements, including lower operating costs.

Earnings from Robe River Iron Associates in Australia were $45 million for the year, also benefiting from the modest price rise. Total production was 30.7 million tonnes (Rio Tinto 16.3 million tonnes), with shipments of 31.1 million tonnes (Rio Tinto 16.5 million tonnes). Demand for Robe ore was strong in all major markets, especially Japan. In addition, low-margin sales into Europe were reduced. A number of significant process improvement initiatives undertaken in 2001 resulted in improved operating costs and productivity gains, including improved lump production.

Iron Ore Company of Canada contributed $16 million to earnings in a difficult year characterised by declining economic conditions and a protracted downturn in the US steel industry. Total shipments of pellets and concentrate were 13.1 million tonnes (Rio Tinto 7.3 million tonnes).

ENERGY

2001 earnings $373 million, up 41 per cent

Coal production at 149 million tonnes, up 13 per cent

Uranium oxide production at 4,691 tonnes, up 38 per cent

Rio Tinto Energy group accounted for 22 per cent of Group turnover and contributed 22 per cent of adjusted earnings in 2001.

Rio Tinto's share of production of Powder River Basin coal from Kennecott Energy in the US was 107 million tonnes. This was higher than for 2000, in response to improved domestic demand. Spot market coal prices eased during the second half of 2001 following significant price increases from late 2000. Earnings of $84 million were broadly in line with 2000. Cost reduction initiatives focused on improving maintenance performance which resulted in higher equipment availability, increased productivity and reduced maintenance costs.

Kennecott Energy varies its production, and commits to contracts, in response to changing market conditions. Kennecott Energy's output is effectively fully committed in 2002, with contracts for 95 per cent of production.

In New South Wales, Coal & Allied more than doubled its managed capacity with the acquisition of the Lemington mine and Peabody's Australian operations. Rio Tinto's share of production was 122 per cent higher at 19 million tonnes whilst safety was significantly improved. Increased earnings of $102 million benefited from the lower Australian dollar, higher contract prices and a continued focus on cost reduction.

At Pacific Coal in Queensland earnings of $117 million benefited from the increase in seaborne traded coal prices, offset to some extent by higher costs at Blair Athol, associated with mining through old underground workings. Total production at Blair Athol of 10.6 million tonnes (Rio Tinto 7.5 million tonnes) was marginally down on 2000 whilst lower shipments of 10.3 million tonnes (Rio Tinto 7.3 million tonnes) were affected by port and rail congestion following a major train derailment in the third quarter and operational problems at several customers' plants which resulted in deferral of ships.

Total production of 3.3 million tonnes (Rio Tinto 2.6 million tonnes) and shipments of 3.5 million tonnes (Rio Tinto 2.8 million tonnes) of coking and thermal coal from Pacific Coal's Kestrel mine were broadly in line with 2000. At Tarong, production increased to 5.3 million tonnes in line with increased demand from the nearby power station. During 2001, Tarong began a new ten-year coal supply agreement with Tarong Energy.

Earnings from Kaltim Prima Coal in Indonesia of $42 million improved significantly compared with 2000 resulting from higher coal prices and increased sales volumes. Production shortfalls caused by a strike at a major maintenance contractor and illegal mine blockades by land claimants in the first half of 2001 were recovered in the second half.

Production of uranium oxide at Rössing in Namibia was adversely affected as a result of mining limitations in the pit and the matching of production to market conditions in order to rationalise inventory levels. The business continued to benefit from a strong contract position and the savings flowing from the business improvement program begun in 2000.

At Energy Resources of Australia, uranium concentrate production and sales were in line with 2000 reflecting continuing soft demand.

INDUSTRIAL MINERALS

2001 earnings $323 million, consistent with 2000

Borate production at 564,000 tonnes, down 5 per cent

Titanium dioxide feedstock production at 1,427,000 tonnes, up 4 per cent

Rio Tinto Industrial Minerals businesses accounted for 17 per cent of Group turnover and contributed 19 per cent of adjusted earnings in 2001.

Rio Tinto Borax's earnings of $102 million were 14 per cent lower than 2000. Sales suffered in most major markets from the global economic slowdown and from competitive pressures. In addition, perborate substitution adversely affected European market demand. Cost reduction gained momentum and partly offset the effects of the downturn in sales. Multi-year labour agreements providing additional operational flexibility and efficiency were negotiated at Borax's operations in the US.

Earnings from Rio Tinto Iron & Titanium (RIT) at $180 million were four per cent higher than 2000, benefiting from the decline in the value of the rand against the US dollar in the latter part of 2001. RIT's robust underlying performance, in a difficult year for the industry, demonstrated the quality of its asset base. Steadily deteriorating market conditions during 2001 led to weaker demand for TiO_2 feedstocks resulting in increased current market oversupply, particularly for conventional slag product. Shipments of TiO_2 feedstocks were lower and production was adjusted in line with demand as the year progressed. The market environment for RIT's iron and steel co-products remained difficult. Zircon markets were strong for most of 2001.

Operations in Canada and South Africa performed well and new cost reduction initiatives were begun that will further strengthen the competitive position of the business.

Luzenac's talc production was marginally higher at 1.27 million tonnes, enhanced by production from the Three Springs, Western Australia operation acquired in September 2001. Sustained sales volume growth was achieved in European markets, in particular paper and specialties, although a decline was noted towards year-end. The North American markets reflected the weak economy with sales down in all major business sectors, especially paper.

Total salt production for 2001 at 6.5 million tonnes (Rio Tinto 4.2 million tonnes) was 1.9 million tonnes or 42 per cent higher than in 2000 largely due to the acquisition of the Port Hedland salt operation in Western Australia in August 2001. Production levels at Dampier and Lake MacLeod benefited from favourable growing conditions throughout 2001, following the effects of Cyclone Steve in 2000.

ALUMINIUM

2001 earnings $313 million, down 7 per cent
Bauxite production at 11.8 million tonnes, up 7 per cent
Alumina production at 1.8 million tonnes, up 15 per cent
Aluminium production at 695,000 tonnes, up 12 per cent

Comalco, Rio Tinto's wholly owned Australian aluminium subsidiary, accounted for 14 per cent of Group turnover and contributed 19 per cent of adjusted earnings in 2001. Rio Tinto's weighted average interest in Comalco was 89 per cent for 2000.

The aluminium price averaged 66 cents/lb compared with 70 cents/lb in 2000. Alumina prices also softened. Earnings benefited from the continued weakness in the Australian and New Zealand currencies.

Softer traded bauxite demand and lower production levels at the Queensland Alumina refinery (QAL) in Australia and the Eurallumina refinery in Italy resulted in lower Weipa shipments of 11.0 million tonnes. Total Weipa bauxite production at 11.3 million tonnes was marginally lower than 2000, in line with reduced demand.

Intermittent equipment and process problems at the QAL and Eurallumina refineries adversely affected alumina production levels. This impact was offset partly by Comalco's increased share of production from the QAL refinery. By year-end, both refineries were producing at capacity. Higher caustic soda prices and increased maintenance costs affected earnings at the refineries unfavourably.

Total aluminium production from Comalco's three smelters was similar to 2000. Total metal shipments of 690,000 tonnes were largely unaffected by the slow down in Asian consumption during 2001 as some sales were redirected to the US and Europe. Smelter earnings were adversely affected by higher cell reconstruction costs, lost production at the Tiwai Point smelter in New Zealand due to power shortages and higher freight costs associated with redirecting sales to US and European markets.

COPPER

2001 earnings $262 million, down 19 per cent
Mined copper production at 904,000 tonnes, up 1 per cent
Refined copper production at 361,000 tonnes, down 8 per cent
Mined gold production at 2,342,000 ounces, up 42 per cent

Rio Tinto Copper group accounted for 22 per cent of Group turnover, of which 12 per cent was from copper and the remainder mostly from gold co-product. The Copper group contributed 16 per cent of adjusted earnings in 2001. The copper price averaged 72 cents/lb,

13 per cent lower than the 82 cents/lb average for 2000. The average gold price was $271/oz compared with $279/oz in 2000.

A significant increase in copper and gold grades at Kennecott Utah Copper, in the US, resulted in higher production of metals in concentrate, except for molybdenum. Refined copper and gold production was lower due to major maintenance undertaken on the flash converter and the anode refining furnace. Lower metal prices were the main reason for Kennecott's lower earnings of $81 million. This was offset partly by initiatives that generated cost savings during 2001. Further cost savings and productivity improvements will be the focus for 2002.

During the second half of 2001, Kennecott permanently closed the North Concentrator, following temporary suspension of operations in June. This, together with the decision to outsource smelter maintenance, is part of a program to reduce costs and improve efficiencies.

At the Grasberg copper and gold mine in Papua, higher recoveries and grades contributed to a significant increase in total gold production. Rio Tinto's overall share of production declined by eight per cent for copper to 187,900 tonnes and increased by 72 per cent for gold to 1,267,000 ounces.

Lower copper production from Escondida in Chile was due in part to the lower ore grade and mill recoveries. Late in the second half, Escondida announced production cutbacks due to the poor market conditions. Earnings benefited from realised cost savings but were adversely affected by the weak copper price.

At Palabora, South Africa, the weakness of the rand against the US dollar partly offset the impact of declining copper prices. Total production of refined copper was lower than for 2000 due mainly to a strike by mine and smelter workers in the first half of 2001.

In Australia, the Northparkes copper-gold operation benefited from higher copper and gold grades and improved mill recoveries. The mine experienced a number of production challenges as it neared the end of its first block cave. Lower production at the Peak Gold mine resulted from lower grades and the transition to new mining areas.

At Alumbrera, Argentina, higher head grades for copper and gold benefited production whilst a number of operational improvements resulted in lower cash operating costs. Copper production at Neves Corvo in Portugal was marginally higher than last year.

Production from the Anglesey Aluminium smelter in the UK was slightly lower than for 2000 due to the high cell failure rate in the second half of the year. Lower grades for zinc, lead and silver and a declining zinc price led to reduced earnings from Zinkgruvan in Sweden.

DIAMONDS & GOLD

2001 earnings $133 million, down 18 per cent

Mined gold production at 1,235,000 ounces, up 15 per cent

Rio Tinto Diamonds & Gold group accounted for 8 per cent of turnover and contributed 8 per cent of adjusted earnings. The average gold price was $271/oz compared with $279/oz in 2000.

Argyle's total diamond production of 26.1 million carats was marginally lower than in 2000. This reflected reduced ore production at Argyle where the ore grade improved during the year in accordance with pit development plans. Earnings of $58 million, including the approximate 40 per cent additional interest in the Argyle mine following the Ashton Mining acquisition in 2000, were 15 per cent lower. Major factors contributing to lower earnings were the absence of sales from inventories, which had increased revenue in the first half of 2000, and reduced allocations to customers towards the end of 2001 resulting from a decline in consumer confidence and weaker demand.

Improved demand for diamonds will depend on recovery in the key US and Japanese markets, which account for about two-thirds of world jewellery sales.

Earnings at Kennecott Minerals in the US were affected by low prices for gold, silver and zinc, partly offset by lower production costs and increased concentrate sales from Greens Creek.

Continuing weak prices for nickel adversely affected earnings from the Fortaleza nickel mine and smelter in Brazil. At Morro do Ouro, lower gold production and higher costs as a result of major maintenance impacted earnings performance. Reduced demand for Corumba's lump iron ore had an adverse effect on production and earnings.

Increased production from the Kelian gold mine in Indonesia was due to the higher head grade and improved ore throughput.

At Rio Tinto Zimbabwe, gold production was in line with 2000 levels and efforts continued to reduce costs in a high inflation environment.

Production at Lihir Gold, Papua New Guinea, benefited from the improved gold grade and ongoing reliability of autoclave performance. The autoclave heat recovery plant, installed towards the end of 2000, demonstrated improved process plant efficiency and flexibility. De-bottlenecking of the process plant resulted in production levels in excess of the targeted 600,000 ounces of gold per year. The change from contract to owner mining in 2000 resulted in significant cost savings in 2001.

ACQUISITIONS

During 2001, Coal & Allied completed the purchase of Peabody's Australian coal operations for $455 million and further increased its interest in the Warkworth Mining Joint Venture from 43.75 to 55.57 per cent for $27 million.

Comalco acquired an additional 8.3 per cent interest in Queensland Alumina for $189 million, including $30 million of assumed debt.

In Western Australia, Cargill Australia's Port Hedland salt operations were acquired for $95 million plus contingent performance-based payments not exceeding $15 million, and the Three Springs talc mine was purchased for $28 million.

Rio Tinto acquired a 20.3 per cent interest in the Labrador Iron Ore Royalty Income Fund for $56 million, an additional 1.83 per cent interest in Coal & Allied and an additional 0.7 per cent in Palabora Mining Company.

Following the issue of a compulsory acquisition notice in May 2001 and the receipt of objections, as required by the Australian Corporations law, Rio Tinto applied to the Supreme Court of Victoria for approval of the acquisition of the 1,983,752 Western Australian

Diamond Trust units (3.05 per cent) that it does not already own. The court hearings were completed at the end of 2001. A decision is expected shortly.

NEW PROJECT DEVELOPMENT

Construction work progressed well and to schedule at the West Angelas iron ore project in Australia, where the port, mine and rolling stock are close to 80 per cent complete and the railway work 25 per cent complete. The ship loader is being commissioned in readiness for operation at the end of the first quarter. The first ore shipment is expected early in the second half of the year.

Hamersley reached agreement with Shanghai Baosteel Group Corporation, China's largest iron and steel maker, to form an unincorporated joint venture to supply ten million tonnes of standard Hamersley iron ore products per year over 20 years from 2002. Hamersley will hold a 54 per cent equity share in the joint venture that will develop and operate a new mine located ten kilometres east of Paraburdoo by about 2004, at a cost of $64 million.

Due to deteriorating conditions in the US steel industry, the $240 million Sept-Iles pellet plant refurbishment and expansion was suspended.

Cost and other studies, including environmental assessment, continued for a commercial sized HIsmelt® direct smelting technology plant capable of producing up to 800,000 tonnes of hot metal per year in Western Australia.

Construction work began on the $210 million Hail Creek coking coal development in Queensland. The open cut dragline operation will produce 5.5 million tonnes of high quality hard coking coal per year and is expected to start up in 2003.

Construction of the Palabora underground copper mine development in South Africa remained on track to achieve full production of 30,000 tonnes of ore per day by the end of 2002. The expansion will extend the life of the operation when the current open pit is exhausted this year. Work on the $1.1 billion Phase 4 expansion at the Escondida copper mine in Chile continued towards completion in 2002. Production will be increased by an average of 400,000 tonnes, taking total annual production to 1.2 million tonnes of copper in concentrate.

Following approval in October 2001, large-scale construction work began on the $750 million first stage greenfield alumina refinery at Gladstone, Queensland, in January 2002. Initial shipments are expected in the first quarter of 2005 and full capacity by the end of 2006. There is potential to increase refinery capacity to over four million tonnes per year when market conditions allow.

Construction progressed on schedule at the Diavik diamond mine in the Northwest Territories, Canada. The project is on track to begin production, averaging over six million carats per year, in April 2003.

DIVESTMENTS

The Norzink zinc smelter in Norway was sold during 2001, resulting in an after tax gain of $54 million for Rio Tinto's 50 per cent share. The North Forest Products business was sold in May for $171 million. Rio Tinto also sold its 34.8 per cent interest in Aurora Gold as well as other interests acquired as part of the takeover of Ashton Mining in 2000.

Rio Tinto has agreed to sell its stake in Somincor for $78 million, including some deferred payments. Coal & Allied reached agreement, subject to certain conditions, to sell the wholly owned Ravensworth operations and its 50 per cent share of the Narama mine, both in New South Wales. Completion of the sale is expected by the second quarter, 2002. A number of selected parties began due diligence for Coal & Allied's 55 per cent share of the Moura coal mine, in Queensland, and the sale process is expected to conclude in 2002.

EXPLORATION

Total pre-tax exploration expenditure charged to the profit and loss account for 2001 was $130 million, compared with $136 million in 2000. Since 1997, the exploration program has been restructured to focus on fewer but larger programs ranked according to target value, chance of discovery and the cost to test.

Drilling commenced on a high-grade porphyry copper project in Arizona, US, and six deep holes were completed. Drilling continued on early stage copper and gold projects in Turkey, Iran and Peru.

Further delineation drilling was conducted at the Simandou lump haematite property in southeast Guinea and the Kazan trona deposit in Turkey.

In diamonds, three kimberlites were discovered on the Tahera joint venture property, 265 kilometres north-northeast of Diavik in the Northwest Territories of Canada. Assay results from the pipes indicate that two of the three pipes are significantly diamondiferous.

Near-mine exploration programmes continued in the Pilbara region of Western Australia, where new iron ore targets were drilled, and at Freeport, where drilling continued on porphyry copper-gold mineralisation within the Ertsberg intrusion and on extensions of the Kucing Liar skarn system.

For further information, please contact:

LONDON
Media Relations
Lisa Cullimore
+ 44 (0) 20 7753 2305
Investor Relations
Peter Cunningham
+ 44 (0) 20 7753 2401

AUSTRALIA
Media Relations
Ian Head
+61 (0) 3 9283 3620
Investor Relations
Dave Skinner
+61 (0) 3 9283 3628
Daphne Morros
+61 (0) 3 9283 3639

Website: www.riotinto.com

Profit and loss account

Years ended 31 December

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
20,187	17,212	**7,249**	6,582	**Gross turnover (including share of joint ventures and associates)**	**10,438**	9,972
(3,118)	(2,570)	**(1,119)**	(983)	Share of joint ventures' turnover	**(1,612)**	(1,489)
(1,304)	(1,049)	**(468)**	(401)	Share of associates' turnover	**(674)**	(608)
15,765	13,593	**5,662**	5,198	Consolidated turnover	**8,152**	7,875
(12,745)	(9,816)	**(4,576)**	(3,753)	Net operating costs	**(6,590)**	(5,687)
3,020	3,777	**1,086**	1,445	Group operating profit	**1,562**	2,188
1,071	885	**385**	339	Share of operating profit of joint ventures	**554**	513
420	364	**151**	139	Share of operating profit of associates	**217**	211
4,511	5,026	**1,622**	1,923		**2,333**	2,912
104	-	**38**	-	Profit on disposal of interest in joint venture	**54**	-
4,615	5,026	**1,660**	1,923	Profit on ordinary activities before interest	**2,387**	2,912
(671)	(587)	**(241)**	(224)	Net interest payable	**(347)**	(340)
(110)	(109)	**(40)**	(42)	Amortisation of discount related to provisions	**(57)**	(63)
3,834	4,330	**1,379**	1,657	**Profit on ordinary activities before taxation**	**1,983**	2,509
(1,389)	(1,414)	**(499)**	(541)	Taxation	**(718)**	(819)
2,445	2,916	**880**	1,116	Profit on ordinary activities after taxation	**1,265**	1,690
(360)	(316)	**(129)**	(121)	Attributable to outside shareholders (equity)	**(186)**	(183)
2,085	2,600	**751**	995	**Profit for the financial year (net earnings)**	**1,079**	1,507
(1,570)	(1,364)	**(564)**	(521)	Dividends to shareholders	**(812)**	(790)
515	1,236	**187**	474	Retained profit for the financial year	**267**	717
151.6c	189.4c	**54.6p**	72.5p	Earnings per ordinary share	**78.5c**	109.8c
233.6c	189.4c	**84.1p**	72.5p	Adjusted earnings per ordinary share (d)	**120.9c**	109.8c
				Dividends per share		
		41.68p	38.87p	- Rio Tinto plc	**59.0c**	57.5c
115.27c	102.44c			- Rio Tinto Limited	**59.0c**	57.5c

(a) Diluted earnings per share figures are US 0.2 cents (2000: US 0.1 cents) lower than the earnings per share figures above.

(b) For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,375.2 million, being the average number of Rio Tinto plc shares outstanding (1,064.3 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (310.9 million).

(c) Joint ventures acquired in 2001 contributed US$129 million to gross turnover and US$30 million to operating profit

(d) The profit for the financial year is stated after exceptional asset write-downs; these are added back in the table below to arrive at adjusted earnings:

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
2,085	2,600	**751**	995	Profit for the financial year (net earnings)	**1,079**	1,507
				Exceptional asset write-downs impact on items in the above profit and loss account as follows:		
1,383	-	**497**	-	Group operating profit	**715**	-
(255)	-	**(92)**	-	Taxation	**(132)**	-
1,128	-	**405**	-	Net exceptional charge	**583**	-
3,213	2,600	**1,156**	995	Adjusted earnings	**1,662**	1,507

Cash flow statement

Years ended 31 December

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
5,350	5,133	**1,922**	1,962	**Cash flow from operating activities (see below)**	**2,767**	2,973
1,253	806	**450**	308	**Dividends from joint ventures and associates**	**648**	467
6,603	5,939	**2,372**	2,270		**3,415**	3,440
(524)	(397)	**(188)**	(151)	Net interest paid	**(271)**	(230)
(153)	(264)	**(55)**	(101)	Dividends paid to outside shareholders	**(79)**	(153)
(677)	(661)	**(243)**	(252)	**Returns on investment and servicing of finance**	**(350)**	(383)
(1,189)	(797)	**(427)**	(305)	**Taxation**	**(615)**	(462)
(2,613)	(1,412)	**(938)**	(540)	Purchase of property,plant and equipment	**(1,351)**	(818)
(153)	(38)	**(55)**	(15)	Funding of Group share of joint ventures' & associates' capital expenditure	**(79)**	(22)
25	69	**9**	26	Other funding of joint ventures & associates repaid	**13**	40
(255)	(257)	**(92)**	(98)	Exploration and evaluation expenditure	**(132)**	(149)
48	72	**17**	28	Sale of property, plant and equipment	**25**	42
(104)	2	**(38)**	-	Purchases less sales of other investments	**(54)**	1
(3,052)	(1,564)	**(1,097)**	(599)	**Capital expenditure and financial investment**	**(1,578)**	(906)
(1,853)	(5,751)	**(665)**	(2,199)	Purchase of subsidiaries, joint ventures & associates	**(958)**	(3,332)
578	243	**208**	93	Sale of subsidiaries, joint ventures & associates	**299**	141
(1,275)	(5,508)	**(457)**	(2,106)	**Acquisitions less disposals**	**(659)**	(3,191)
(1,553)	(1,362)	**(558)**	(521)	**Equity dividends paid to Rio Tinto shareholders**	**(803)**	(789)
(1,143)	(3,953)	**(410)**	(1,513)	**Cash outflow before management of liquid resources and financing**	**(590)**	(2,291)
(35)	173	**(13)**	66	Net cash (outflow)/inflow from management of liquid resources	**(18)**	100
14	5	**5**	2	Ordinary shares issued	**7**	3
-	(57)	**-**	(22)	Shares repurchased	**-**	(33)
1,240	3,758	**445**	1,437	Loans received less repaid	**641**	2,177
1,219	3,879	**437**	1,483	**Management of liquid resources and financing**	**630**	2,247
76	(74)	**27**	(30)	**Increase/(decrease) in cash**	**40**	(44)
				Cash flow from operating activities		
3,020	3,777	**1,086**	1,445	Group operating profit from continuing activities	**1,562**	2,188
1,383	-	**497**	-	Exceptional asset write-downs	**715**	-
1,797	1,465	**645**	560	Depreciation and amortisation	**929**	849
251	234	**90**	90	Exploration and evaluation charged against profit	**130**	136
193	159	**69**	61	Provisions	**100**	92
(286)	(205)	**(103)**	(79)	Utilisation of provisions	**(148)**	(119)
(439)	54	**(158)**	20	Change in inventories	**(227)**	31
(244)	(418)	**(88)**	(160)	Change in accounts receivable and prepayments	**(126)**	(242)
(93)	283	**(33)**	108	Change in accounts payable and accruals	**(48)**	164
(232)	(216)	**(83)**	(83)	Other items	**(120)**	(126)
5,350	5,133	**1,922**	1,962	**Cash flow from operating activities**	**2,767**	2,973

(a) Net debt at 31 December 2001 of US$5,711 million compares with US$5,050 million at 31 December 2000. The increase of US$661 million comprises the cash outflow before management of liquid resources and financing of US$590 million, net debt of acquired companies of US$125 million less other items of US$54 million, which includes the effect of exchange rate movements.

Balance sheet
At 31 December

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
				Intangible fixed assets		
1,998	1,802	**704**	670	Goodwill	**1,022**	1,001
108	302	**38**	112	Exploration and evaluation	**55**	168
2,106	2,104	**742**	782		**1,077**	1,169
				Tangible fixed assets		
22,674	21,886	**7,993**	8,134	Property, plant and equipment	**11,598**	12,159
				Investments		
5,490	4,189	**1,935**	1,557	Share of gross assets of joint ventures	**2,808**	2,327
(2,199)	(1,895)	**(775)**	(704)	Share of gross liabilities of joint ventures	**(1,125)**	(1,053)
3,291	2,294	**1,160**	853		**1,683**	1,274
1,167	932	**411**	347	Investments in associates/other investments	**597**	518
4,458	3,226	**1,571**	1,200	**Total investments**	**2,280**	1,792
29,238	27,216	**10,306**	10,116	**Total fixed assets**	**14,955**	15,120
				Current assets		
2,897	2,581	**1,021**	959	Inventories	**1,482**	1,434
				Accounts receivable and prepayments		
3,546	2,801	**1,250**	1,041	Falling due within one year	**1,814**	1,556
1,320	1,055	**465**	392	Falling due after more than one year	**675**	586
4,866	3,856	**1,715**	1,433		**2,489**	2,142
22	27	**8**	10	Investments	**11**	15
1,327	1,318	**468**	490	Cash at bank and in hand	**679**	732
9,112	7,782	**3,212**	2,892		**4,661**	4,323
				Creditors due within one year		
(7,497)	(7,670)	**(2,643)**	(2,851)	Short term borrowings	**(3,835)**	(4,261)
(4,057)	(3,953)	**(1,430)**	(1,469)	Accounts payable and accruals	**(2,075)**	(2,196)
(11,554)	(11,623)	**(4,073)**	(4,320)		**(5,910)**	(6,457)
(2,442)	(3,841)	**(861)**	(1,428)	**Net current liabilities**	**(1,249)**	(2,134)
26,796	23,375	**9,445**	8,688	**Total assets less current liabilities**	**13,706**	12,986
				Creditors due after one year		
(5,017)	(2,765)	**(1,768)**	(1,028)	Medium and long term borrowings	**(2,566)**	(1,536)
(6,133)	(5,836)	**(2,162)**	(2,169)	Provisions for liabilities and charges	**(3,137)**	(3,242)
(1,617)	(1,555)	**(570)**	(578)	Outside shareholders' interests (equity)	**(827)**	(864)
14,029	13,219	**4,945**	4,913		**7,176**	7,344
				Capital and reserves		
				Share capital		
301	277	**106**	103	- Rio Tinto plc	**154**	154
1,431	1,429	**504**	531	- Rio Tinto Limited (excl. Rio Tinto plc interest)	**732**	794
3,128	2,857	**1,103**	1,062	Share premium account	**1,600**	1,587
575	536	**203**	199	Other reserves	**294**	298
8,594	8,120	**3,029**	3,018	Profit and loss account	**4,396**	4,511
14,029	13,219	**4,945**	4,913	Equity shareholders' funds	**7,176**	7,344

(a) At 31 December 2001, Rio Tinto plc had 1,064.6 million ordinary shares in issue and Rio Tinto Limited had 311 million shares in issue, excluding those held by Rio Tinto plc.

(b) In accordance with Finanacial Reporting Standard 4, all commercial paper is classified as short term borrowings though US$1.9 billion is backed by medium term facilities. Under US and Australian GAAP, this amount would be grouped within non-current borrowings at 31 December 2001.

(c) Capitalised exploration and evaluation expenditure is now shown as an intangible fixed asset, where previously it was reported within tangible fixed assets. The directors believe that this classification better reflects the nature of the asset, which represents the potential for future development of particular mineral rights.

Reconciliation with Australian GAAP

At 31 December

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
3,213	2,600	**1,156**	995	Adjusted earnings reported under UK GAAP	**1,662**	1,507
(1,128)	-	**(405)**	-	Exceptional asset write-downs	**(583)**	-
2,085	2,600	**751**	995	**Net earnings under UK GAAP**	**1,079**	1,507
				Increase/(decrease) net of tax in respect of:		
(327)	(250)	**(117)**	(96)	Goodwill amortisation	**(169)**	(145)
6	3	**2**	1	Taxation	**3**	2
(8)	(43)	**(3)**	(17)	Higher cost of sales resulting from acquisition accounting	**(4)**	(25)
(4)	17	**(4)**	7	Other	**(3)**	9
1,752	2,327	**629**	890	**Net earnings under Australian GAAP**	**906**	1,348
127.4c	169.5c	**45.7p**	64.8p	**Earnings per ordinary share under Australian GAAP**	**65.9c**	98.2c

Diluted earnings per share under Australian GAAP are US 0.1 cents (2000: US 0.1 cents) less than the above earnings per share figures.

Net earnings under UK and Australian GAAP are stated after exceptional asset write-downs of US$583 million. For UK GAAP this charge is excluded from adjusted earnings. For Australian reporting this is disclosed as an 'individually significant item'.

14,029	13,219	**4,945**	4,913	**Shareholders' funds under UK GAAP**	**7,176**	7,344
				Increase/(decrease) net of tax in respect of:		
2,399	2,520	**846**	937	Goodwill	**1,227**	1,400
(90)	(88)	**(32)**	(33)	Taxation	**(46)**	(49)
(43)	(34)	**(15)**	(13)	Other	**(22)**	(19)
16,295	15,617	**5,744**	5,804	**Shareholders' funds under Australian GAAP**	**8,335**	8,676

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from generally accepted accounting principles in Australia (Australian GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds that would be required under Australian GAAP is set out above.

Goodwill

For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements. For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation

Under UK GAAP, provision is made for deferred tax under the liability method to the extent that, in the opinion of the directors, it is probable that a tax liability will become payable within the foreseeable future. Under Australian GAAP, deferred tax is provided for in full.

Higher cost of sales resulting from acquisition accounting

Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under Australian GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds. Earnings for the year are lower under Australian GAAP as a result of the higher cost of sales relating to inventories that were held at the date of acquisition.

Reconciliation of movements in shareholders' funds

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
2,085	2,600	**751**	995	Profit for the financial year	**1,079**	1,507
(1,570)	(1,364)	**(564)**	(521)	Dividends	**(812)**	(790)
515	1,236	**187**	474		**267**	717
268	1,074	**(165)**	(29)	Adjustment on currency translation	**(449)**	(561)
27	102	**10**	39	Share capital issued less repurchased	**14**	59
-	57	**-**	22	Goodwill relating to disposals written back	**-**	33
810	2,469	**32**	506		**(168)**	248
13,219	10,750	**4,913**	4,407	Opening shareholders' funds	**7,344**	7,096
14,029	13,219	**4,945**	4,913	**Closing shareholders' funds**	**7,176**	7,344

Prima facie tax reconciliation

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
3,834	4,330	**1,379**	1,657	Profit on ordinary activities before taxation	**1,983**	2,509
(1,389)	(1,414)	**(499)**	(541)	Actual taxation charge for the year	**(718)**	(819)
1,151	1,300	**413**	497	Prima facie tax payable at UK rate of 30% (2000 - 30%)	**595**	753
-	102	**-**	39	Higher rate of taxation on Australian earnings	**-**	59
159	-	**57**	-	Impact of exceptional asset write-downs	**82**	-
(79)	(12)	**(29)**	(5)	Adverse variation	**(41)**	(7)
				The above variation is explained as follows:		
(184)	(123)	**(66)**	(47)	Other tax rates applicable outside the UK and Australia	**(95)**	(71)
101	91	**36**	35	Resource depletion and other depreciation allowances	**52**	53
(101)	(60)	**(36)**	(23)	Permanently disallowed amortisation/depreciation	**(52)**	(35)
25	14	**9**	5	Research, development and other investment allowances	**13**	8
80	66	**28**	25	Other	**41**	38
(79)	(12)	**(29)**	(5)	Total adverse variation in taxation charge	**(41)**	(7)

Exploration and evaluation

2001 A$m	2000 A$m	2001 £m	2000 £m		2001 US$m	2000 US$m
				At cost less amounts written off		
1,413	1,197	**525**	491	At 1 January	**785**	790
38	100	**(13)**	(10)	Adjustment on currency translation	**(42)**	(72)
-	81	**-**	31	Subsidiaries acquired	**-**	47
255	257	**92**	98	Expenditure in the year	**132**	149
(89)	(86)	**(32)**	(33)	Charged against profit for the year	**(46)**	(50)
(292)	(136)	**(105)**	(52)	Disposals, transfers and other movements	**(151)**	(79)
1,325	1,413	**467**	525	At 31 December	**678**	785
				Provision		
(1,111)	(988)	**(413)**	(405)	At 1 January	**(617)**	(652)
(29)	(111)	**11**	(3)	Adjustment on currency translation	**34**	42
(162)	(148)	**(58)**	(57)	Charged against profit for the year	**(84)**	(86)
85	136	**31**	52	Disposals, transfers and other movements	**44**	79
(1,217)	(1,111)	**(429)**	(413)	At 31 December	**(623)**	(617)
108	302	**38**	112	**Net balance sheet amount**	**55**	168

Rio Tinto financial information by business unit

	Rio Tinto Interest	Net earnings 2001	Net earnings 2000	Gross turnover 2001	Gross turnover 2000	Operating assets 2001	Operating assets 2000	Capital expenditure 2001	Capital expenditure 2000
	%	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore									
Hamersley (incl HISmelt®)	100	441	344	1,118	1,100	762	857	58	76
Robe River	53	45	16	193	90	1,221	1,153	203	35
Iron Ore Company of Canada	56.1	16	7	380	179	612	425	242	62
		502	367	1,691	1,369	2,595	2,435	503	173
Energy									
Kennecott Energy	100	84	81	882	817	530	404	54	33
Pacific Coal	100	117	93	362	341	275	306	20	11
Kaltim Prima Coal	50	42	18	212	150	55	33	4	6
Coal & Allied	72.7	102	49	647	340	786	280	31	14
Rossing	69	21	19	115	124	25	35	(1)	7
Energy Resources of Australia	68.4	7	4	90	33	165	179	2	1
Other energy		-	-	1	1	(3)	(1)	-	-
		373	264	2,309	1,806	1,833	1,236	110	72
Industrial Minerals		323	324	1,768	1,869	2,086	1,958	146	194
Aluminium - Comalco	(g)	313	338	1,499	1,589	1,893	1,740	99	52
Copper									
Kennecott Utah Copper	100	81	100	675	804	1,902	2,381	115	84
Escondida	30	41	97	289	388	432	416	188	68
Freeport	16.6	4	2	296	307	99	95	25	42
Freeport Joint Venture	40	88	71	316	273	378	412	57	18
Palabora	49.2	14	15	233	252	207	250	83	76
Peak/Northparkes	(d)	13	7	87	58	102	93	31	17
Other copper		10	8	145	83	155	146	13	7
Other metals		11	23	251	252	150	149	13	9
		262	323	2,292	2,417	3,425	3,942	525	321
Diamonds and Gold									
Argyle		58	68	278	261	493	464	52	11
Diavik	60	-	-	-	-	318	130	182	94
Kennecott Minerals	100	33	43	196	185	166	201	21	22
Kelian	90	1	(9)	127	90	48	101	4	2
Rio Tinto Zimbabwe	56	3	2	43	38	17	10	2	3
Brazil		26	45	111	148	119	126	22	16
Other Diamonds & Gold		12	14	63	131	101	136	7	15
		133	163	818	853	1,262	1,168	290	163
Other items		27	(26)	61	69	(207)	(85)	3	(1)
Exploration and evaluation		(104)	(108)						
Net interest		(167)	(138)						
Adjusted earnings		1,662	1,507						
Exceptional asset write-downs		(583)	-						
Less joint ventures and associates								(271)	(176)
Total		1,079	1,507	10,438	9,972	12,887	12,394	1,405	798
Less: net debt						(5,711)	(5,050)		
Net assets						7,176	7,344		

(a) Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges and asset write-downs, but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(b) Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.

(c) Operating assets of subsidiaries comprise net assets before deducting net debt. For joint ventures and associates, Rio Tinto's net investment is shown. Previously operating assets of subsidiaries were stated before deduction of taxation liabilities and provisions. The 2000 comparative figures for operating assets have been restated. For joint ventures and associates shown above, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$840 million (2000 - US$686 million), Freeport joint venture US$378 million (2000 - US$412 million), Freeport associate US$439 million (2000 - US$448 million), Kaltim Prima US$140 million (2000 - US$150 million).

(d) Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.

(e) Capital expenditure comprises the net cashflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and include Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.

(f) Business units have been classified above according to the Group's management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan. This summary differs, therefore, from the Product Analysis in which the contributions of individual business units are attributed to several products as appropriate.

(g) Rio Tinto's weighted average interest in Comalco for the year was 100 per cent compared with 89 per cent in 2000.

Product analysis

2001 A$m	2000 A$m	2001 £m	2000 £m	2001 %	2000 %		2001 US$m	2000 US$m
						Gross turnover		
2,470	2,637	**887**	1,008	**12.2**	15.3	Copper	**1,277**	1,528
1,911	1,348	**686**	515	**9.5**	7.8	Gold (all sources)	**988**	781
3,296	2,391	**1,183**	914	**16.3**	13.9	Iron ore	**1,704**	1,385
4,065	2,844	**1,460**	1,088	**20.1**	16.5	Coal	**2,102**	1,648
3,315	3,136	**1,190**	1,199	**16.4**	18.2	Aluminium	**1,714**	1,817
4,067	3,804	**1,460**	1,455	**20.1**	22.1	Industrial minerals (incl diamonds)	**2,103**	2,204
1,063	1,052	**383**	403	**5.4**	6.2	Other products	**550**	609
20,187	17,212	**7,249**	6,582	**100.0**	100.0	**Total**	**10,438**	9,972
						Net earnings		
576	576	**207**	220	**15.6**	18.8	Copper, gold and by-products	**298**	334
975	633	**350**	242	**26.4**	20.6	Iron ore	**504**	367
667	418	**240**	160	**18.1**	13.6	Coal	**345**	242
638	620	**229**	237	**17.3**	20.2	Aluminium	**330**	359
754	696	**271**	266	**20.5**	22.7	Industrial minerals (incl diamonds)	**390**	403
75	126	**28**	49	**2.1**	4.1	Other products	**39**	74
3,685	3,069	**1,325**	1,174	**100.0**	100.0		**1,906**	1,779
(201)	(186)	**(72)**	(71)			Exploration and evaluation	**(104)**	(108)
(323)	(238)	**(116)**	(91)			Net interest (b)	**(167)**	(138)
52	(45)	**19**	(17)			Other items	**27**	(26)
3,213	2,600	**1,156**	995			Adjusted earnings	**1,662**	1,507
(1,128)	-	**(405)**	-			Exceptional asset write-downs	**(583)**	-
2,085	2,600	**751**	995			**Total**	**1,079**	1,507

Geographical analysis

2001 A$m	2000 A$m	2001 £m	2000 £m	2001 %	2000 %		2001 US$m	2000 US$m
						Turnover by country of origin		
6,079	5,351	**2,183**	2,046	**30.1**	31.1	North America	**3,143**	3,100
8,483	6,731	**3,046**	2,574	**42.0**	39.1	Australia and New Zealand	**4,386**	3,900
1,013	1,025	**364**	392	**5.0**	6.0	South America	**524**	594
1,657	1,562	**595**	597	**8.2**	9.1	Africa	**857**	905
1,839	1,415	**660**	541	**9.1**	8.2	Indonesia	**951**	820
1,116	1,128	**401**	432	**5.6**	6.5	Europe and other countries	**577**	653
20,187	17,212	**7,249**	6,582	**100.0**	100.0	**Total**	**10,438**	9,972
						Net earnings by origin		
694	685	**249**	262	**19.6**	24.1	North America	**359**	397
2,035	1,412	**731**	540	**57.5**	49.7	Australia and New Zealand	**1,052**	818
108	300	**39**	115	**3.1**	10.6	South America	**56**	174
277	198	**99**	76	**7.8**	7.0	Africa	**143**	115
248	126	**89**	48	**7.0**	4.4	Indonesia	**128**	73
174	117	**65**	45	**5.0**	4.2	Europe and other countries	**91**	68
3,536	2,838	**1,272**	1,086	**100.0**	100.0		**1,829**	1,645
(323)	(238)	**(116)**	(91)			Net interest (b)	**(167)**	(138)
3,213	2,600	**1,156**	995			Adjusted earnings	**1,662**	1,507
(1,128)	-	**(405)**	-			Exceptional asset write-downs	**(583)**	-
2,085	2,600	**751**	995			**Total**	**1,079**	1,507
						Turnover by destination		
5,678	5,028	**2,039**	1,923	**28.1**	29.2	North America	**2,936**	2,913
4,599	4,065	**1,651**	1,554	**22.8**	23.6	Europe	**2,378**	2,355
4,413	3,184	**1,585**	1,218	**21.9**	18.5	Japan	**2,282**	1,845
3,756	3,400	**1,349**	1,300	**18.6**	19.8	Other Asia	**1,942**	1,970
895	832	**322**	318	**4.4**	4.8	Australia and New Zealand	**463**	482
846	703	**303**	269	**4.2**	4.1	Other	**437**	407
20,187	17,212	**7,249**	6,582	**100.0**	100.0	**Total**	**10,438**	9,972

(a) The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest

(b) The amortisation of discount related to provisions is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'net interest'.

Reconciliation with US GAAP

At 31 December

2001 A$m	*2000 A$m*	*2001 £m*	*2000 £m*		*2001 US$m*	*2000 US$m*
3,213	2,600	1,156	995	Adjusted earnings under UK GAAP	1,662	1,507
(1,128)	-	(405)	-	Exceptional asset write-downs	(583)	-
2,085	2,600	751	995	**Net earnings under UK GAAP**	1,079	1,507
				Increase/(decrease) net of tax in respect of :		
(255)	(180)	(92)	(69)	Goodwill amortisation	(132)	(104)
(95)	(88)	(34)	(34)	Pensions/post retirement benefits	(49)	(51)
768	(5)	276	(2)	Asset write-downs	397	(3)
(186)	(68)	(67)	(26)	Other	(96)	(39)
(337)	(212)	(121)	(81)	Exchange differences taken to earnings under US GAAP	(174)	(123)
1,980	2,047	713	783	**Net income under US GAAP**	1,025	1,187
2,673	2,259	960	864	US GAAP earnings before asset write-downs and exchange differences taken to earnings under US GAAP	1,382	1,310
				Basic earnings per ordinary share under US GAAP		
144.0c	149.1c	51.8p	57.0p	Net income under US GAAP	74.5c	86.5c
194.4c	164.6c	69.8p	62.9p	Net income before asset write-downs and exchange differences taken to earnings under US GAAP	100.5c	95.4c
14,029	13,219	4,945	4,913	**Shareholders' funds under UK GAAP**	7,176	7,344
				Increase/(decrease) net of tax in respect of :		
3,476	3,469	1,225	1,289	Goodwill	1,778	1,927
(90)	(88)	(32)	(33)	Taxation	(46)	(49)
1,050	952	370	354	Proposed dividends	537	529
962	171	339	64	Asset write-downs	492	95
362	355	127	132	Reversal of additional provisions under FRS 12	185	197
(125)	(110)	(44)	(41)	Start-up costs	(64)	(61)
(336)	(121)	(119)	(45)	Mark to market of derivative contracts	(172)	(67)
(354)	(94)	(125)	(35)	Pensions/post retirement benefits	(181)	(52)
(262)	(68)	(92)	(26)	Other	(134)	(38)
18,712	17,685	6,594	6,572	**Shareholders' funds under US GAAP**	9,571	9,825

Diluted earnings per share under US GAAP are US 0.1 cents (2000: US 0.1 cents) less than the above earnings per share figures.

The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from those in the United States (US GAAP). The effect of adjusting net earnings and shareholders' funds for the following differences in treatment under US GAAP is set out above.

Financial Reporting Standard 12 (FRS 12): In 1999, changes in accounting policy on introduction of FRS 12 led to a prior year adjustment under UK GAAP. There was no corresponding change in US accounting standards. The residue of this prior year adjustment is therefore reversed in the calculation of shareholders' funds under US GAAP.

Goodwill: For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition, directly against reserves. Under US GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements. For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP in accordance with FRS 10.

Pensions/post retirement benefits: This adjustment reflects the difference in pension accounting principles between UK and US GAAP. The reduction in shareholders' funds at 31 December 2001 includes the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision reflects the recent reduction in equity values.

Asset write-downs: Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP. The 2001 US GAAP impairment write-down is US$183 million. Before charging US$3 million of amortisation, this is US$400 million below the charge of US$583 million included under UK GAAP.

Exchange differences under US GAAP:

Debt: The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Net exchange losses of US$148 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Derivatives: The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. Prior to 1 January 2001, some of these transactions did not qualify for hedge accounting under FAS 52 principally because they were not yet contractual commitments. Provision for unrealised losses of US$ 67 million on derivatives relating to such transactions was therefore recognised in shareholders' funds under US GAAP at 31 December 2000. Under FAS 133, which applies to Rio Tinto from 1 January 2001, all derivative instruments are included in the balance sheet as assets or liabilities measured at fair value. Certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. Unrealised losses of US$26 million on such derivatives have therefore been taken to US GAAP earnings.

Metal prices and exchange rates

Years ended 31 December

Metal prices		*Year 2001*	*Year 2000*	*Change*
Average market prices for the year were:				
Copper	- US cents/lb	72c	82c	(13%)
Aluminium	- US cents/lb	66c	70c	(6%)
Gold	- US$/troy oz	US$271	US$279	(3%)

Exchange rates in US$

	Annual Average			*Year end*		
	2001	*2000*	*Change*	*2001*	*2000*	*Change*
Sterling	1.44	1.52	(5%)	1.45	1.49	(3%)
Australia	0.52	0.58	(10%)	0.51	0.56	(9%)
Canada	0.65	0.67	(3%)	0.63	0.67	(6%)
South Africa	0.12	0.14	(14%)	0.08	0.13	(38%)

Accounting principles

The financial information included in this report has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 9 April 2001. Except for the reclassification of Exploration and Evaluation, the financial information is drawn up on the basis of accounting policies consistent with those applied in the accounts for the year to 31 December 2000.

Financial information

This preliminary announcement contains financial information which has been extracted from the latest financial statements. This announcement does not constitute the full financial statements, which will be approved by the Board and reported on by the auditors on 22 February 2002 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. The accounts of Rio Tinto plc and Rio Tinto Limited for 2000 were the subject of an unqualified audit report and have been delivered to the Registrar of Companies in the UK and the Australian Securities and Investments Commission respectively.